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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                             KATZ MEDIA GROUP, INC.
                           (Name of Subject Company)

                             KATZ MEDIA GROUP, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                             ---------------------

                                   486112105
                     (CUSIP Number of Class of Securities)

                             ---------------------

                                THOMAS F. OLSON
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER

                             KATZ MEDIA GROUP, INC.
                              125 West 55th Street
                               New York, NY 10019
                                 (212) 424-6000

                 (Name, address and telephone number of person
                authorized to receive notice and communications
                  on behalf of the person(s) filing statement)

                                With a copy to:

                                EDWARD D. SOPHER
                   AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.
                               590 MADISON AVENUE
                               NEW YORK, NY 10022
                                 (212) 872-1000
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ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Katz Media Group, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 125 West 55th Street, New York, NY 10019. The title of the class of equity securities to which this Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Schedule 14D-9" or the "Statement") relates is the common stock, with $.01 par value, of the Company (the "Common Stock").

ITEM 2.  TENDER OFFER OF THE PURCHASER.

     This Statement relates to the tender offer by Morris Acquisition Corporation, a Delaware corporation ("Purchaser") and a jointly owned subsidiary of Chancellor Broadcasting Company, a Delaware corporation ("Chancellor") and Evergreen Media Corporation, a Delaware corporation ("Evergreen") (each of Chancellor and Evergreen, a "Parent" and collectively "Parents"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated July 18, 1997 (the "Schedule 14D-1"), to purchase any and all outstanding shares (the "Shares") of Common Stock for a purchase price of $11.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated July 18, 1996 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed hereto as Exhibits A and B, respectively, and incorporated herein by reference.

     The Offer is being made pursuant to a Merger Agreement, dated as of July 14, 1997 (the "Merger Agreement"), by and among Parents, the Purchaser and the Company, a copy of which is filed hereto as Exhibit C and incorporated herein by reference. Pursuant to the Merger Agreement, after completion of the purchase of Shares pursuant to the Offer and the satisfaction of other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware (the "DGCL"), Purchaser will be merged with and into the Company (the "Merger"), with the Company being the surviving corporation in the Merger and a jointly owned subsidiary of each of the Parents. At the effective time of the Merger (the "Effective Time"), by virtue of the Merger and without any action on the part of the Company, the Parents or Purchaser, each Share then outstanding (other than Shares owned directly or indirectly by the Company, the Parents, the Purchaser or any other subsidiary of the Parents and Shares held by stockholders who perfect their appraisal rights under Section 262 of the Delaware General Corporation law) will be converted into and become the right to receive $11.00 in cash (or any higher price per Share paid in the Offer) without interest thereon (the "Merger Consideration").

     Based on information in the Offer to Purchase, the principal executive offices of the Purchaser and Evergreen are 433 East Las Colinas Blvd., Irving, Texas 75039 and the principal executive office of Chancellor are 12655 North Central Expressway, Suite 405, Dallas, Texas 75243. Copies of the press releases issued by the Company and Parents are filed hereto as Exhibit D, and incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) Name and Address of the Company. The name and address of the Company, which is the person filing this Statement, is set forth in Item 1 above.

     (b) Material Contracts etc. Except as set forth in this Item 3(b) or incorporated by reference herein, to the knowledge of the Company, as of the date hereof, there exists no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (1) the executive officers, directors or affiliates of the Company or (2) Parents or Purchaser or their respective executive officers, directors or affiliates.

     (b)(1) Certain Contracts, Agreements, Arrangements or Understandings and any Actual or Potential Conflicts of Interests Between (A) the Company or its Affiliates and (B) the Executive Officers, Directors or Affiliates of the Company.

     Certain contracts, agreements, arrangements and understandings between the Company or its affiliates and certain of its directors and executive officers are described under the captions "VOTING SECURITIES

AND PRINCIPAL HOLDERS," "COMPENSATION OF DIRECTORS," "COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION" and "EXECUTIVE COMPENSATION" on pages 6 through 14 of the Company's Proxy Statement dated May 1, 1997 for the Company's 1997 Annual Meeting of Stockholders (the "1997 Annual Meeting Proxy Statement"), a copy of which was previously sent to stockholders. A copy of such portion of the 1997 Annual Meeting Proxy Statement is filed as Exhibit E hereto and is incorporated herein by reference. In addition, certain contracts, agreements, arrangements and understandings relating to the Company and/or the Company's directors, executive officers and affiliates are contained in the Merger Agreement, and are described below under Item 3(b)(2).

     Shareholders Agreement. It is expected that the Shareholders Agreement, as defined and described in the 1997 Annual Meeting Proxy Statement will be terminated by the parties thereto upon the acceptance for payment of, and payment by the Purchaser, in accordance with the Offer, for, Shares pursuant to the Offer.

     Stock Option Plans. At the Effective Time, in accordance with the terms of the Company's 1994 Stock Option Plan, 1995 Employee Stock Option Plan and the Non-Employee Director Stock Option Plan (and pursuant to the resolution of the Board of Directors of the Company (the "Board" or the "Katz Board") with respect to performance stock options granted under the 1994 Stock Option Plan) (each as described in the 1997 Annual Meeting Proxy Statement) (the "Stock Option Plans"), each outstanding option to purchase Shares granted under the Stock Option Plans will, immediately prior to the Effective Time, become exercisable regardless of the vesting schedule contained in any option agreement or in any of the Stock Option Plans and will be canceled at the Effective Time. Upon cancelation of all options by the Company, each holder of a canceled option will be entitled to receive, at the Effective Time or as soon as practicable thereafter, from the Company, in consideration for the cancellation of such option, an amount (net of applicable income and employment taxes) in cash equal to the product of (i) the number of Shares previously subject to such option and
(ii) the excess, if any, of the Merger Consideration over the exercise price per Share previously subject to such option.

     DLJ Engagement Letter. The Company and Donaldson, Lufkin and Jenrette Securities Corporation ("DLJ") have entered into an engagement letter whereby the Company has agreed to make certain payments to DLJ for financial advisory services rendered by DLJ, including in connection with the consummation of the Offer and the Merger. The terms of this agreement are described more fully under
Item 5 below. DLJ is an affiliate of DLJ Merchant Banking Partners, L.P., and related investors (collectively, "DLJMB") who collectively owned 48.7% of the Shares as of July 11, 1997.

     Indemnification. Section 145 of the DGCL and Article NINTH of the Company's Certificate of Incorporation provide for indemnification of the Company's directors and officers in a variety of circumstances. Article NINTH provides that unless otherwise determined by the Board, the Company shall indemnify, to the full extent permitted by the laws of Delaware as from time to time in effect, the person described in Section 145 of DGCL.

     The general effect of the provisions of the Company's Certificate of Incorporation and the DGCL is to provide that the Company shall indemnify its directors and officers against all liabilities and expenses actually and reasonably incurred in connection with the defense or settlement of any judicial or administrative proceedings in which they have become involved by reason of their status as corporate directors or officers, if they acted in good faith and in the reasonable belief that their conduct was neither unlawful (in the case of criminal proceedings) nor inconsistent with the best interests of the Company. With respect to legal proceedings by or in the right of the Company in which a director or officer is adjudged liable for improper performance of his duty to the Company or another enterprise which such person served in a similar capacity at the request of the Company, indemnification is limited by such provisions to that amount which is permitted by the court.

     The Company maintains officers' and directors' liability insurance which insures against liabilities that officers and directors of the Company may incur in such capacities.

     Other Arrangements. In recognition of the efforts of certain individuals involved in the process leading to the Merger Agreement, the Compensation Committee of the Board approved the payment of special bonuses

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aggregating $500,000 to officers of the Company to be designated by the Chief
Executive Officer to the Chairman of the Compensation Committee such payments to be made immediately prior to the acceptance for payment of Shares by Purchaser in the Offer. Under the terms of the Merger Agreement, the consent of Parents is required for any such payments to be made.

     (b)(2) Certain Contracts, Agreements, Arrangements or Understandings and any Actual or Potential Conflicts of Interests Between (A) the Company or its Affiliates and (b) Parent and Purchaser and their Executive Officers, Directors or Affiliates.

     The Merger Agreement. The following is a summary of the certain terms of the Merger Agreement. This summary is not a complete description of the terms and conditions of the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement, which is incorporated by reference and a copy of which had been filed as Exhibit C to this Schedule 14D-9. In addition, the summary of the Merger Agreement contained in the Offer to Purchase, a copy of which is attached hereto as Exhibit A, is incorporated herein by reference. Such summary should be read in its entirety for a more complete description of the terms and provisions of the Merger Agreement. For purposes of this Item 3(b)(2), except as set forth herein with respect to certain terms the meaning of which may not be readily apparent, capitalized terms used and not otherwise defined herein have the meanings given to such terms in the Merger Agreement.

     The Offer. The Merger Agreement provides for the making of the Offer by Purchaser. The obligation of Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Condition and certain other conditions that are described in Section 15 of the Offer to Purchase. Purchaser has agreed that, without the written consent of the Company, it may not terminate the Offer, and, in addition, without such consent, no change in the Offer may be made which decreases the Offer Price, decreases the number of Shares being sought in the Offer, changes the form of consideration to be paid in the Offer other than to add consideration, adds additional conditions to the Offer, or otherwise amends the terms of the Offer (including any of the conditions set forth in Section 15 of the Offer to Purchase) in a manner that is adverse to the holders of Shares. Purchaser may, without the consent of the Company, extend the Offer if, at the scheduled expiration date of the Offer, any condition to Purchaser's obligation to purchase Shares has not been satisfied for the period of time Purchaser deems reasonably necessary to satisfy such condition. Subject to the above described limitation, the conditions described in Section 15 of the Offer to Purchase are for the sole benefit of the Parents and the Purchaser and may be asserted by the Parents or Purchaser regardless of the circumstances giving rise to any such condition or may be waived by the Parents or Purchaser, in whole or in part at any time and from time to time, in their sole discretion. The Parents have agreed to make available sufficient funds to consummate the Offer and the Merger in accordance with the provisions of the Merger Agreement and to pay related fees and expenses and to refinance certain indebtedness of the Company described in the Merger Agreement.

     The Merger Agreement provides that promptly upon the purchase by Purchaser of the Shares pursuant to the Offer, and from time to time thereafter, Purchaser shall be entitled to designate such number of directors, rounded up to the next whole number, on the Katz Board that equals the product of (i) the total number of directors on the Katz Board but at no time prior to the Effective Time more than three fewer than the total number of directors on the Katz Board, and (ii) the percentage that the aggregate number of Shares so accepted for payment by Purchaser bears to the total number of Shares then outstanding, and the Company shall, at such time, cause the Purchaser's designees to be so elected.

     The Merger. The Merger Agreement provides that, subject to the terms and conditions therein, and in accordance with the DGCL, at the Effective Time, Purchaser will be merged with and into the Company (the "Surviving Corporation"). The Merger will become effective at such time as a Certificate of Merger or, if applicable, a Certificate of Ownership and Merger, is filed with the Secretary of State of the State of Delaware, or at such later time as is specified therein. As a result of the Merger, all of the properties, rights, privileges and franchises of the Company and Purchaser will vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Purchaser will become the debts, liabilities and duties of the Surviving Corporation.

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     At the Effective Time, by virtue of the Merger and without any action on the part of the Company, the Parents or Purchaser (i) all Shares that are owned directly or indirectly by the Company, the Parents, Purchaser or any Subsidiary of Chancellor or Evergreen will be canceled, and no consideration will be delivered in exchange therefor; (ii) each share of Common Stock, par value $.01 per share, of Purchaser then outstanding will be converted into ten shares of Common Stock, par value $.01 per share, of the Surviving Corporation; and (iii) each Share outstanding immediately prior to the Effective Time will, except as otherwise provided in (i) above and except for Shares held by stockholders exercising appraisal rights pursuant to Section 262 of the DGCL, be converted into the right to receive $11.00 in cash or any higher price per Share that may be paid pursuant to the Offer, without interest thereon.

     The Merger Agreement provides that the Certificate of Incorporation of the Company will be amended at the Effective Time to read as set forth in Exhibit A to the Merger Agreement, and the By-Laws of Purchaser at the Effective Time will be the By-Laws of the Surviving Corporation. The Merger Agreement also provides that at the Effective Time certain directors of the Company will resign and the other directors of the Company immediately prior to the Effective Time shall remain in office and be the directors of the Surviving Corporation, and the officers of the Company at the Effective Time will be the officers of the Surviving Corporation.

     Stock Options. The Compensation Committee of the Katz Board will adopt resolutions which, as of the Effective Time, provide for the cancellation of all Options in exchange for the payment of the excess, if any, of the Offer Price over the exercise price therefor, net of applicable income and employment taxes, if any.

     Recommendation. The Company represents and warrants in the Merger Agreement that the Katz Board has, by the requisite vote of such Board of Directors and a separate unanimous approval of the directors of the Company who are neither employees of the Company nor employees of any Affiliate of DLJ Merchant Banking Partners, L.P.: (i) determined that the Offer and the Merger, taken together, are fair to, and in the best interest of, the holders of Shares; (ii) approved the Offer and the Merger subject to the terms and conditions set forth in this Offer to Purchase; (iii) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares thereunder to Purchaser and approve the Merger; (iv) approved and adopted the Merger, the Merger Agreement, the Stockholder Tender Agreement and the Management Tender Agreement. This recommendation of the Katz Board may be withdrawn, modified or amended if the Katz Board decides to accept a Superior Proposal (as hereinafter defined). Any such withdrawal, modification or amendment may give rise to certain termination rights on the part of the Parents and Purchaser, as described below.

     Interim Agreements of the Parents, Purchaser and the Company. Pursuant to the Merger Agreement, the Company has covenanted and agreed that, between the date of the Merger Agreement and the date on which Purchaser controls a majority of the Katz Board (the "Change in Majority Directors"), the business of the Company and its subsidiaries will be conducted only in, and the Company and the subsidiaries will not take any action except in, the ordinary course of business consistent with past practice. The Merger Agreement provides that the Company will use its reasonable best efforts to preserve intact the Company's and the subsidiaries' present lines of business, maintain their respective rights and preserve their respective present relationships with customers, suppliers, and other persons with which it has significant business relations. Except as otherwise contemplated by the Merger Agreement, prior to the Effective Time, the Company will not, nor will it permit any of its subsidiaries or other entities controlled by it, between the date of the Merger Agreement and the Change in Majority Directors, without the prior written consent of the Parents, to:

          (i) Amend or otherwise change its certificate of incorporation or bylaws, or equivalent organizational documents, or amend any material term of any outstanding security;

          (ii) (a) Declare or pay any dividends on or make or become obligated to make other distributions in respect of any of its capital stock, except dividends by wholly-owned subsidiaries of the Company in the ordinary course of business consistent with past practice, (b) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, except for any such transaction by a wholly-owned subsidiary of the Company which remains a wholly-owned subsidiary after consummation of such transaction, or

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     (c) repurchase, redeem or otherwise acquire any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock;

          (iii) Issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock of any class or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such shares or enter into any agreement with respect to any of the foregoing and shall not amend any equity-related awards issued pursuant to any employee benefit plans of the Company, other than the issuance of capital stock or other equity interests upon the exercise of stock options issued prior to the date of the Merger Agreement;

          (iv) (a) Incur or suffer to exist any indebtedness for borrowed money other than under the Company's credit facility in the ordinary course of business or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of the Company or any of the Subsidiaries, or guarantee any debt securities of other Persons other than indebtedness of the Company or any subsidiary of the Company to the Company or any wholly-owned subsidiary of the Company and other than in the ordinary course of business; or (b) make any loans, advances or capital contributions to, any other Person, other than loans or advances to employees not in excess of $250,000 in the aggregate in the ordinary course of business consistent with past practices, other than by the Company or a wholly-owned subsidiary of the Company to or in the Company or any wholly-owned subsidiary of the Company;

          (v) (a) Increase the compensation payable or to become payable to any of its executive officers or employees; (b) adopt or amend (except as may be required by law) any bonus, profit sharing, compensation, stock option, pension, retirement, deferred compensation, employment or other employee benefit plan, agreement, trust, fund or other arrangement (including any employee benefit plan of the Company) for the benefit or welfare of any director, executive officer or other employees or former director or employees; (c) grant any new or modified severance or termination arrangement or increase or accelerate any benefits payable under its severance or termination pay policies in effect on the date hereof, except to employees other than to any executive officer and not to exceed $250,000 in the aggregate; (d) effectuate a "plant closing" or "mass layoff", as those terms are defined in the Worker Adjustment and Retraining Notification Act of 1988, affecting in whole or in part any site of employment, facility, operating unit or employee of the Company or any of the Company's subsidiaries; or (e) take any action with respect to the grant of any severance or termination pay, or stay, bonus or other incentive arrangement (other than pursuant to benefit plans and policies in effect on the date of the Merger Agreement), except in each case (1) any such increases or grants made in the ordinary course of business and in accordance with past practice, or (2) as otherwise provided in the Merger Agreement;

          (vi) Except in the ordinary course of business, consistent with past practice, acquire (including, without limitation, for cash or shares of stock or partnership interests, by merger, consolidation or acquisition of stock or assets) any interest in any Person or other business organization or division thereof or any assets, or make any investment either by purchase of stock or securities, contributions of capital or property transfer, or purchase any property or assets of any other Person, other than such acquisitions or investments which in the aggregate do not exceed $100,000;

          (vii) Make any commitments for capital or other expenditures in excess of $2 million;

          (viii) Acquire by purchase Representation Agreements for amounts, individually or in the aggregate, exceeding $2 million;

          (ix) Modify, terminate, or enter into any material contract other than as provided in the Merger Agreement or in the ordinary course of business, consistent with past practice;

          (x) Take any action with respect to accounting policies or procedures, or with respect to taxes, elections, audits or controversies, other than in the ordinary course of business and in a manner consistent with past practices;

          (xi) Pay, discharge or satisfy any existing claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the

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     ordinary course of business and consistent with past practice of due and payable liabilities reflected or reserved against in its financial statements, as appropriate, or liabilities incurred after the date thereof in the ordinary course of business and consistent with past practice and other than other claims, liabilities or obligations not exceeding $3 million in the aggregate;

          (xii) (a) Enter into any material transaction with any executive officer, director or Affiliate thereof; (b) pay or become obligated to pay any material liability or obligation to any executive officer, director or Affiliate, subject to certain limited exceptions; (c) or waive any rights of material value or cancel any material debts or claims or any debts or claims with respect to an officer, director or Affiliate;

          (xiii) Except as otherwise permitted hereby, take any action that could reasonably be expected to result in any of the representations and warranties of the Company, becoming untrue in any material respect (the "Surviving Representations") (except for a representation and warranties which are expressly made as of a specified date and except for representations and warranties concerning Representation Agreements, litigation, material developments and undisclosed liabilities), or any of the conditions to the obligations of Parents and Purchaser to consummate the Merger not being satisfied; or

          (xiv) Agree, in writing or otherwise, to take or authorize any of the foregoing actions.

     When used in the Merger Agreement, the term "Material Adverse Change (or Effect)" means a change (or effect), in the condition (financial or otherwise), properties, assets, liabilities, rights, obligations, operations, business or prospects which change (or effect) individually or in the aggregate, is materially adverse to such condition, properties, assets, liabilities, rights, obligations, operations, business or prospects. With respect to any Person, a Material Adverse Change (or Effect) refers to such Person and its subsidiaries.

     Other Agreements of the Parents, Purchaser and the Company. In the Merger Agreement, the Company has agreed that it will not, nor will it permit any of its subsidiaries to (and the Company will use its best efforts to cause any officer, director, employee, representative or agent of the Company or any of the Company's subsidiaries not to): (i) solicit, initiate, or encourage the submission of (including by way of furnishing information), any Takeover Proposal; (ii) enter into any agreement with respect to any Takeover Proposal; or (iii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal; provided, however, that prior to the acceptance for payment of Shares pursuant to the Offer, to the extent required by the fiduciary obligations of the Katz Board under applicable law (after consultation with counsel), the Company may, in response to a Takeover Proposal which was unsolicited or which did not otherwise result from a breach of the Merger Agreement, and subject to providing one full day's prior written notice of its decision to the Parents, (x) furnish information with respect to the Company to any person making such Takeover Proposal pursuant to a customary confidentiality agreement (as determined by the Company's outside counsel), and (y) participate in discussions and negotiations regarding such Takeover Proposal; provided, however, that the Company may not enter into any definitive agreement with any Person regarding such Takeover Proposal for the lesser of (a) three days and (b) the time remaining until one full business day prior to the expiration of the Offer; and provided, further, that nothing contained in the Merger Agreement will prohibit the Company or the Katz Board from disclosing to the Company's stockholders a position with respect to a tender offer by a third party pursuant to Rules 14d-9 and 14e-2 of the Exchange Act.

     For purposes of the Merger Agreement and the Stockholder Agreements, "Takeover Proposal" means any bona fide proposal or offer or public announcement of a proposal, plan or intention to do (whether or not in writing and whether or not delivered to the stockholders of the Company generally) a merger or other business combination involving the Company or to acquire in any manner, directly or indirectly, a material equity interest in, any voting securities of, or a substantial portion of the assets of the Company and its Subsidiaries, other than the transactions contemplated by the Merger Agreement.

     "Superior Proposal" means a Takeover Proposal made by a third party and its subsidiaries, on terms that the Katz Board determines in good faith (based on the advice of its counsel and financial advisors) to be more favorable to its stockholders than the Offer, taking into account all legal, financial, regulatory and other

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aspects of the proposal, including the financing for the proposal (or contingencies therefor), the Person making the proposal, and the certainty of consummation, and which the Katz Board determines in good faith (after consultation with counsel) should be considered by the Katz Board in order to prevent the Katz Board from breaching its fiduciary duties to stockholders under applicable law.

     The Company is required to advise the Parents orally and in writing of any request for information or of any Takeover Proposal the material terms and conditions of such request or Takeover Proposal and the identity of the Person and its Affiliates (if known to the Company) making such request or Takeover Proposal. Except in accordance with the terms of the Merger Agreement, neither the Katz Board nor any committee thereof may (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to the Parents or Purchaser the approval or recommendation by the Katz Board of the Offer, the Merger or the Merger Agreement, or (ii) approve or recommend, or propose to approve or recommend, any Takeover Proposal. Notwithstanding the foregoing, nothing in the Merger Agreement prevents the Katz Board from approving or recommending to the Company's stockholders any unsolicited Takeover Proposal by a Third Party as contemplated by Rules 14d-9 and 14e-2 promulgated under the Exchange Act in the event any unsolicited Takeover Proposal shall have been made by a third party and such Takeover Proposal is a Superior Proposal.

     Pursuant to the Merger Agreement, between the date of the Merger Agreement and the Effective Time, the Company is required to (and will cause its subsidiaries and their respective officers, directors, employees, auditors, counsel, representatives and agents to) afford the officers, employees, auditors, counsel, representatives, and agents of the Parents reasonable access at all reasonable times to its officers, employees, agents, properties, offices and other facilities, books, records stockholders as soon as practicable for the purpose of approving the Merger and for such purposes as may be necessary or desirable. The Company will (i) subject to the terms of the Merger Agreement, endorse the Offer and Merger and recommend to its stockholders the approval of the Merger Agreement, the Merger and the transactions to be consummated hereunder; and (ii) use its best efforts to obtain the necessary approvals by its stockholders of the Merger Agreement and the Merger.

     Pursuant to the Merger Agreement, the Company must cause a meeting of its stockholders (the "Company Stockholder Meeting") to be duly called and held as soon as practicable (provided Purchaser shall have accepted for payment Shares tendered pursuant to the Offer) for the purposes of voting on the approval and adoption of the Merger Agreement, the Merger and the transactions contemplated thereby.

     The Merger Agreement provides that, as soon as practicable, the Company will prepare and file with the Commission under the Exchange Act a proxy statement relating to the Company Stockholder Meeting (the "Proxy Statement") and cause the Proxy Statement to be mailed to its stockholders at the earliest practicable time and obtain necessary approvals by its stockholders of the Merger Agreement. Notwithstanding the foregoing, in the event that Purchaser acquires at least 90% of the outstanding Shares and the Parents so request, the Parents, Purchaser and the Company will take all actions necessary and appropriate to cause the Merger to become effective without a meeting of the stockholders of the Company in accordance with Section 253 of the DGCL.

     For six years after the Effective Time, the Parents have agreed to cause the Surviving Corporation to, indemnify, defend and hold harmless the present and former officers, directors, employees and agents of the Company and its Subsidiaries (each an "Indemnified Party") the full extent permitted by the Company's Certificate of Incorporation, By-Laws or indemnification agreements in effect at the date hereof, including provisions relating to advancement of expenses incurred in the defense of any action or suit; provided, that in the event any claim or claims are asserted or made within such six year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims; provided, further, that any determination required to be made with respect to whether an Indemnified Party's conduct complies with the standards set forth under Delaware law, the Company's certificate of incorporation or by-laws or such agreements, as the case may be, shall be made by independent counsel mutually acceptable to the Parents and the Indemnified Party; and provided, further, that nothing in the Merger Agreement shall impair any rights or obligations of any present or former directors or officers of the Company. The Parents or the Surviving Corporation shall maintain the Company's existing officers' and directors' liability insurance policy

("D&O Insurance") for a period of six years after the Effective Time; provided, that the Parents may substitute therefor policies of substantially similar coverage and amounts containing terms no less advantageous to such former directors or officers; provided, further that if the existing D&O Insurance expires, is terminated or canceled during such period, the Parents or the Surviving Corporation will use all reasonable efforts to obtain substantially similar D&O Insurance; provided, further, however, that in no event shall either the Parents or the Surviving Corporation be required to pay aggregate premiums for insurance in excess of 200% of the aggregate premiums paid by the Company in 1996.

     The Merger Agreement provides that the Company, Purchaser and the Parents will each use their best efforts to consummate the transactions contemplated by the Merger Agreement.

     Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties thereto, including without limitation, representations by the Company as to corporate status and good standing, subsidiaries, power and authority, enforceability, capitalization, no violation, reports and financial statements, no commissions, material developments and absence of undisclosed liabilities, compliance with law, taxes, employee benefit plans, litigation and environmental liabilities. In addition, the Company represented to the Parents and Purchaser that the Katz Board, at a meeting duly called and held, has (i) determined that the Offer and the Merger, taken together, are fair to, and in the best interests of, the stockholders of the Company, (ii) approved the Offer and the Merger, subject to the terms and conditions set forth in the Merger Agreement, (iii) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser, and (iv) approved and adopted the Merger, the Merger Agreement, the Stockholder Tender Agreement, and the Management Tender Agreement, and (v) that the transactions contemplated by the Merger Agreement, the Stockholder Tender Agreement and the Management Tender Agreement have been approved for purposes of Section 203 of the DGCL.

     Conditions to the Merger. The obligation of Purchaser and the Parents to effect the Merger is subject to satisfaction of the conditions, unless waived by the Parents that (i) the representations and warranties of the Company shall be true and correct when made as of the date of the Merger Agreement, or any Surviving Representation shall not have become untrue or incorrect, except for failures that would not have a Material Adverse Effect, (ii) the Company shall have delivered certain organizational documents to the Parents, (iii) the Parents shall have received certain government consents to the Merger contemplated by the Merger Agreement and (iv) there shall not be any order or injunctions issued or in effect before any court or governmental body. The obligation of the Company to effect the Merger is further subject, unless waived by the Company, to (i) the representations and warranties of the Parents and Purchaser being true and correct in all material respects when made as of the date of the Merger Agreement, (ii) the Parents and Purchaser having performed and complied in all material respects with their obligations contained in the Merger Agreement required to be performed and complied with at or prior to the Effective Time, (iii) approval of the Merger Agreement and the Merger by a majority of the stockholders and (iv) there not being any order or injunction issued or in effect before any court or governmental body.

     Termination. The Merger Agreement may be terminated at any time prior to the Effective Time: (a) by mutual written consent of all of the parties hereto at any time prior to the consummation of the Merger (the "Closing"); (b) by the Parents and Purchaser upon delivery of written notice to the Company in the event of a material breach by the Company of any provisions of the Merger Agreement which breach shall not be remedied within ten business days of written notice specifying such breach in reasonable detail and demanding that the same be remedied; (c) by the Company upon delivery of written notice to the Parents in the event of a material breach by the Parents or Purchaser of any provision of the Merger Agreement, which breach shall not be remedied within ten business days of written notice specifying such breach in reasonable detail and demanding that the same be remedied; (d) by the Parents, Purchaser, or the Company upon delivery of written notice to the other parties, if the Closing shall not have occurred by December 31, 1997, unless the failure of the Closing to occur is the result of a breach by the terminating party that caused the Closing to be delayed; (e) by any of the Parents, Purchaser or the Company if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action (which order, decree or ruling each of the parties hereto shall use all reasonable efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement, and such order, decree, ruling or other action shall have become final and nonappealable; (f) by the Parents and Purchaser if, due to any event, occurrence or non-occurrence, as the case may be, which results in or constitutes a failure to satisfy any condition to the Offer set forth in the Merger Agreement, the Offer is terminated or expires in accordance with its terms without Purchaser having purchased any Shares thereunder; provided, that the Parents or Purchaser may not terminate if any of them is in material breach of the Merger Agreement; (g) by the Parents and Purchaser or the Company if the stockholders of the Company shall have failed to approve the Merger Agreement, the Merger and the transactions contemplated therein at the Company Stockholder Meeting, provided that prior to or contemporaneous with such termination the Expenses (as hereinafter defined) shall have been paid to Purchaser; (h) by the Parents and Purchaser if (i) the Katz Board (A) shall withdraw or modify in any manner adverse to the Parents or Purchaser its approval or recommendation of the Merger Agreement or the Merger or the Stockholder Agreements, (B) in response to the commencement of any tender offer or exchange offer for more than 25% of the outstanding Shares, shall have not recommended rejection of such tender offer or exchange offer, (C) shall approve or recommend any Takeover Proposal other than the Offer, or (D) shall resolve to take any of the actions specified in clauses (A) or (C) above or (ii) the stockholders party to the Stockholder Tender Agreement fail to tender their Shares in the Offer unless permitted under the terms of the Stockholder Tender Agreement (each, a "Takeover Proposal Termination"); (i) by the Company, if the Parents or Purchaser terminate the Offer in accordance with the Merger Agreement, or the Offer shall have expired without Purchaser purchasing any Shares pursuant to the Offer; provided, that, the Company may not terminate if it is in material breach of the Merger Agreement; or (j) by the Company, if the Katz Board shall have determined to accept a Superior Proposal, provided that prior to or contemporaneous with such termination the payments for Expenses and the Termination Fee (as hereinafter defined) shall have been paid to Purchaser a ("Superior Proposal Termination"). Except for the provisions of the Merger Agreement regarding confidentiality, publicity and payment of Expenses and the Termination Fee, which shall survive any termination of the Merger Agreement, in the event of termination of the Merger Agreement, the Merger Agreement shall forthwith become void and of no further force and effect, and the parties shall be released from any and all obligations hereunder; provided, however, that nothing herein shall relieve any party from liability for the willful breach of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement.

     Termination Fee and Expenses. In addition to any other amounts which may be payable or become payable pursuant to the Merger Agreement, the Company shall (provided that neither the Parents nor Purchaser is then in material breach of its obligations under this Merger Agreement), promptly, but in no event later than the earlier of (A) the time specified in the termination section of the Merger Agreement, if any, or (B) one business day after the termination of this Merger Agreement, reimburse the Parents and Purchaser for all documented Expenses up to $2 million.

     As used in the Merger Agreement, "Expenses" includes all out-of-pocket expenses (including, without limitation, all fees and expenses of all banks (including commitment fees), investment banking firms and other financial institutions, and their respective agents and counsel, and counsel, accountants, experts and consultants to a party hereto and its affiliates) incurred by a party or its affiliate on its or their behalf, whether incurred prior to, on or after the date of the Merger Agreement, in connection with or related to the authorization, preparation, negotiation, execution and performance of the Merger Agreement and the transactions contemplated hereby and the financing thereof, including the preparation, printing, filing and mailing of the documents pursuant to which the Offer will be made and all other matters related to the transactions contemplated hereby.

     If (i) the Merger Agreement shall have been terminated by Parent and Purchasers due to a material breach by the Company of the Merger Agreement or due to the occurrence of the condition set forth in paragraph (a) of Section 15 of the Offer to Purchase, and either of the following shall have occurred prior to such termination: (A)(x) any corporation, partnership, person, other entity or "group" (as referred to in Section 13(d)(3) of the Exchange Act) other than Purchaser, the Parents, or any of their respective Affiliates, but excluding the entities' signatory to the Stockholder Tender Merger Agreement and their Affiliates or any "group" of which any such Persons is a member, shall have become the beneficial owner of more than 25% of the outstanding Shares, or (y) any Person (other than Purchaser, the Parents, or any of their respective Affiliates or any "group" of which any such Persons is a member) shall have made, or proposed, communicated or disclosed in a manner which is or otherwise becomes public, a Takeover Proposal (including by making such Takeover Proposal) and (B) on or prior to the eighteen-month anniversary of the date of this Merger Agreement, the Company either consummates with a Person referred to in (A)(x) or (y) a transaction the proposal of which would otherwise qualify as a Takeover Proposal or enters into a definitive agreement with respect to and subsequently consummates a transaction with a Person referred to in (A)(x) or (y) the proposal of which would otherwise qualify as a Takeover Proposal (a "Change in Control Event"); or
(ii) this Merger Agreement is terminated due to a Takeover Proposal Termination or a Superior Proposal Termination, then in the case of clauses (i) or (ii) above, the Company shall (1) in the case of clauses (i)(A)(x) above and (ii) above, promptly, but in no event later than the earlier of (a) the time, if any, specified in the termination section of the Merger Agreement, or (b) one business day after the termination of the Merger Agreement and (2) in the case of clause (i)(B) above, promptly, but in no event later than the date of the event specified therein shall have occurred, pay Purchaser a fee of $8 million in cash, which amount shall be payable in same day funds (the "Termination Fee").

     In the event a fee is or becomes payable pursuant to the terms of the Merger Agreement, the Company agrees promptly, but in no event later than two business days following written notice thereof, to reimburse Purchaser or its designee for all reasonable out-of-pocket costs, fees and expenses, including, without limitation, the reasonable fees and disbursements of counsel and the expenses of litigation, incurred in connection with collecting the Expenses and the Termination Fee pursuant to the Merger Agreement, as a result of any breach by the Company of its obligations under the Merger Agreement.

     Except as otherwise described herein, each of the parties hereto shall pay all the fees and expenses incurred by it incident to preparing for, entering into and carrying into effect this Merger Agreement and the transactions contemplated herein; provided that the Company covenants and represents and warrants that such fees and expenses incurred by the Company for services of attorneys, accountants, investment bankers (including for the fairness opinion) and all other advisors to the Company associated with the transactions contemplated herein, will not exceed $5 million.

     Amendments; Waiver. The Merger Agreement may not be modified, amended, supplemented, canceled, or discharged, except by written instrument executed by all parties, provided that, prior to the Effective Time, the consent of the Company shall be given by the directors of the Company who were directors prior to July 18, 1997. No failure to exercise and no delay in exercising, any right, power or privilege under the Merger Agreement shall operate as a waiver, nor shall any single or partial exercise of any right, power or privilege hereunder preclude the exercise of any other right, power or privilege. No waiver of any breach of any provision shall be deemed to be a waiver of any preceding or succeeding breach of the same or any other provision, nor shall any waiver be implied from any course of dealing between the parties. No extension of time for performance of any obligations or other acts hereunder or under any other agreement shall be deemed to be an extension of the time for performance of any other obligations or any other acts.

THE STOCKHOLDER AGREEMENTS

     Concurrently with the execution of the Merger Agreement, Purchaser and the Parents entered into (a) the Stockholder Tender Agreement with DLJMB (the "DLJ Selling Stockholders") and (b) the Management Tender Agreement with Thomas F. Olson, James E. Beloyianis and Stuart O. Olds, who are also officers of the Company (the "Management Selling Stockholders" and, together with the DLJ Selling Stockholders, the "Selling Stockholders"). The DLJ Selling Stockholders own an aggregate of 6,666,668 Shares and the Management Selling Stockholders own an aggregate of 388,737 Shares (excluding Shares issuable upon conversion of options). Pursuant to the Stockholder Agreements, each Seller Stockholder has agreed to tender and sell all Shares owned by it to Purchaser pursuant to and in accordance with the terms of the Offer.

     During the term of the Stockholder Agreements, no Selling Stockholder shall
(a) offer to sell, sell, pledge or otherwise dispose of or transfer any interest in or encumber with any lien any of such Selling Stockholder's Shares, except for transfer or sale to any affiliate of such Selling Stockholder who agrees to be bound by the respective Stockholder Agreement, (b) deposit such Selling Stockholder's Shares into a voting trust, enter into a voting agreement or arrangement with respect to such Shares or grant any proxy or power of attorney with respect to such Shares, or (c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment or other disposition of or transfer of any interest in or the voting of any Shares or any other securities of the Company.

     During the term of the Stockholder Agreements, each Selling Stockholder agrees not to directly or indirectly, initiate, solicit (including by way of furnishing information), encourage or respond to or take any other action knowingly to facilitate, any inquiries or the making of any proposal by any person or entity (other than the Parents or any affiliate of either Parent) with respect to the Company that reasonably may be expected to lead to a Takeover Proposal, or enter into or maintain or continue discussions or negotiate with any person or entity in furtherance of such inquiries or to obtain any Takeover Proposal, or agree to or endorse any Takeover Proposal, or authorize or permit any person or entity acting on behalf of such Selling Stockholder to do any of the foregoing. If a Selling Stockholder receives any Takeover Proposal, such Selling Stockholder agrees to promptly notify the Parents of that inquiry or proposal and the details thereof.

     During the term of the Stockholder Agreements, each Selling Stockholder agrees to vote each of its Shares at any annual, special or adjourned meeting of the stockholders of the Company (a) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval and adoption of the terms thereof and of the Stockholder Agreements; (b) against any action or agreement that would result in a breach in any respect of any covenant, agreement, representation or warranty of the Company under the Merger Agreement; and (c) against the following actions (other than the Merger and the other transactions contemplated by the Merger Agreement): (i) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or its subsidiaries; (ii) a sale, lease or transfer of a material amount of assets of the Company or one of its subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of the Company or its subsidiaries; (iii) (A) any change in a majority of the persons who constitute the Katz Board as of the date hereof; (B) any change in the present capitalization of the Company or any amendment of the Company's certificate of incorporation or by-laws, as amended to date; (C) any other material change in the Company's corporate structure or business; or (D) any action that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or adversely affect the Merger and the other transactions contemplated by the Stockholder Agreements and the Merger Agreement.

     The Stockholder Agreements will terminate on the earlier of (a) the purchase of all the Shares pursuant to the Offer and (b) the date on which the Merger Agreement is terminated in accordance with its terms.

     Notwithstanding the above paragraph, under the terms of the Stockholder Tender Agreement, in the event (A) any DLJ Selling Stockholder disposes of its Shares in breach of the Stockholder Tender Agreement or (B) the Merger Agreement is terminated (i) due to a Takeover Proposal Termination or a Superior Proposal Termination and at any time within twelve months of the date thereof a DLJ Selling Stockholder or any of its Affiliates disposes of any interest in the Shares to a party other than any Affiliate of such DLJ Selling Stockholder, the Parents or any of their Affiliates, or (ii) in any other circumstance in which the Termination Fee is payable to the Parents or Purchaser and at any time within twelve months of the date thereof a DLJ Selling Stockholder or any of its Affiliates disposes of any interest in the Shares to a party other than any Affiliate of DLJ Selling Stockholder, Parents or any their Affiliates but while a Change in Control Event is pending, then in each case of (A) or (B) such DLJ Selling Stockholder shall pay promptly following receipt by such DLJ Selling Stockholder or any of its Affiliates, to Parents as they jointly direct, (x) 100% of any consideration received by it for such interest in such Shares so disposed that exceeds $11.00 per share up to $13.00 per share and (y) 75% of any consideration received by it for such interest in such Shares so disposed that exceeds $13.00 per share.

CONFIDENTIALITY AGREEMENT

     The Company has entered into a Confidentiality Agreement (the "Confidentiality Agreement") with Hicks Muse, dated April 7, 1997, which contains customary provisions pursuant to which, among other matters, Hicks Muse agreed to keep confidential all information concerning the Company furnished to it by the Company, to use such material solely for the purpose of evaluating and implementing a possible acquisition or investment transaction between Hicks Muse and the Company, and, except with the prior written consent of the Company, not to disclose the fact that discussions or negotiations are taking place concerning a possible transaction involving the Company. Except with the prior written invitation of the Katz Board, Hicks Muse also agreed not to, for two years after the date of the Confidentiality Agreement, acquire or offer to acquire any securities or assets of the Company or enter into or propose to enter into any business combination involving the Company or seek to influence the management of the Company or solicit to employ any current employee of the Company, so long as they are employed by the Company.

     Certain Business Relationships Between the Parents and the Company. The Company currently maintains exclusive representation agreements (the "Parent Representation Agreements") with Evergreen, Chancellor and Capstar Broadcasting Partners, Inc., an affiliate of Chancellor ("Capstar"). Pursuant to such Parent Representation Agreements, the Company has been retained to sell commercial air time on behalf of Evergreen, Chancellor and Capstar and the radio stations owned, respectively, by Evergreen, Chancellor and Capstar to national advertising companies outside their respective local markets. Evergreen is the Company's largest client. The Parent Representation Agreements between the Company and Evergreen (the "Evergreen Agreements") were entered into beginning in 1995 and currently cover approximately 46 radio stations owned by Evergreen. Approximate annual revenues under the Evergreen Agreements for 1995, 1996 and the first five months of 1997 were $3,148,177, $8,555,702 and $3,782,160, respectively. The Parent Representation Agreements between the Company and Chancellor (the "Chancellor Agreements") were entered into beginning in 1996 and currently cover approximately 51 radio stations owned by Chancellor. Approximate annual revenues under the Chancellor Agreements for 1996 and the first five months of 1997 were $3,785,172 and $1,575,379, respectively. The Parent Representation Agreements between the Company and Capstar (the "Capstar Agreements") were entered into beginning in 1996 and currently cover approximately 139 radio stations owned by Capstar. Approximate revenues under these contracts with Capstar for 1996 and the first five months of 1997 were $786,984 and $356,260, respectively.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a) Recommendation of the Board. At the July 14, 1997 meeting of the Board, both the entire Board and the directors of the Company who are neither employees of the Company nor employees of any affiliate of DLJ Merchant Banking Partners, L.P., in each case, by unanimous vote, (i) determined that the Offer and the Merger were fair to, and in the best interest of, the stockholders of the Company, (ii) approved the Merger Agreement, the Stockholder Tender Agreement and the Management Tender Agreement and (iii) recommended that the stockholders accept the Offer.

     THEREFORE, THE BOARD UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF THE COMPANY TENDER THEIR SHARES PURSUANT TO THE TERMS OF THE OFFER.

     A copy of a letter to all stockholders of the Company communicating the recommendation of the members of the Board is filed as Exhibit F hereto and is incorporated herein by reference.

     (b) Background; Reasons for Board's Recommendation.

     Background of the Offer. By letter dated February 24, 1997, Thomas F. Olson, President and Chief Executive Officer of the Company, contacted Mr. Thomas O. Hicks, Chairman of Hicks, Muse, Tate & Furst Incorporated ("Hicks Muse"), an affiliate of Chancellor, and suggested a meeting with representatives of the Company. On March 20, 1997, at the Dallas offices of Hicks Muse, a meeting took place which included Mr. Olson, Mr. Stewart O. Olds, President of the Katz Radio Group, Mr. Hicks and Mr. Eric C. Neuman, Senior Vice President of Hicks Muse and Vice President of Chancellor. Mr. Scott K. Ginsburg, Chairman of the Board and Chief Executive Officer of Evergreen, and Mr. Matthew E. Devine, Chief Financial Officer of Evergreen, joined the meeting later that day. During the March 20 meeting, the possibility of a business combination among the Company, Evergreen and Chancellor was discussed.

     Following the March 20 meeting, Mr. Olson forwarded certain information (including a draft confidentiality agreement) to Mr. Neuman.

     On April 7, 1997, Hicks Muse signed a confidentiality agreement with the Company in which it agreed to keep confidential information it received in the course of evaluating the Company and negotiating with representatives of the Company in connection with a possible transaction between the Company and Hicks Muse or Chancellor.

     On Monday, June 16, 1997, Mr. Ginsburg, Mr. Olds and Mr. George C. Toulas, Senior Executive Vice President of Chancellor, met in Dallas to discuss the Company and a possible transaction with the Company that would include Chancellor Media Corporation, the entity to be formed after the Chancellor/Evergreen Merger. At Mr. Olds' request, Mr. Ginsburg agreed to contact Mr. Thompson Dean, a Managing Director of DLJ, which, together with related investors, owns approximately 49% of the Shares.

     On Monday, June 23, 1997, Mr. Ginsburg had a telephone conversation with Mr. Dean and Mr. Louis Friedman of DLJ in which a business combination between the Company and Chancellor Media Corporation was discussed. Several conversations took place thereafter among Mr. Ginsburg, Mr. Dean and Mr. Friedman regarding the terms and structure of a business combination that would involve a sale of the Company to the Parents.

     On July 1, 1997, a meeting was held at the offices of Hicks Muse in Dallas. In attendance at such meeting were Mr. Olson, Mr. Olds, Mr. Ginsburg, Mr. Neuman, Mr. Hicks, Mr. Steven Dinetz, President and Chief Executive Officer of Chancellor, Mr. Richard E. Vendig, Senior Vice President, Chief Financial & Administrative Officer, Treasurer of the Company, and Mr. Friedman. At this meeting management of the Company gave a presentation regarding the Company, the parties discussed a possible transaction among the Company, Evergreen and Chancellor, and the Parents conducted preliminary due diligence.

     On July 2 and 3, various conversations took place among Mr. Ginsburg, Mr. Dean and Mr. Freidman regarding the proposed terms of a transaction between the Company and the Parents. On July 3, 1997 counsel to the Company initiated communications with counsel to the Parents, and on Monday, July 7, 1997, distributed a first draft of a merger agreement.

     On Monday, July 7, 1997, representatives of the Parents arrived at the offices of counsel to the Company to conduct due diligence review on behalf of the Parents. On July 7, 1997, the Katz Board met, at which meeting representatives of DLJ, the Company's financial advisor, reported to the Katz Board about the July 1, 1997 meeting and the terms and conditions of the preliminary proposal made by the Parents to acquire the Company. The Katz Board also discussed the status of various other potential transactions that the Company was considering and the process for further discussion.

     During the week of July 7, meetings and discussions were held regarding the structure and the terms of a possible transaction between the Company and the Parents among the representatives of the Company and the Parents, including their respective financial advisors and counsel. The Company also retained Credit Suisse First Boston to undertake an analysis and provide an opinion to the Katz Board as to the fairness to the stockholders of the Company, from a financial point of view, of the consideration to be received in the transaction with the Parents that was under review by the Company.

     On Saturday, July 12, counsel to the Parents met with representatives of the Company at the New York offices of counsel to the Company to negotiate additional terms for the transaction and to prepare a merger agreement. Discussions among the Parents and their representatives and the Company and its representatives were held throughout the day on Saturday, July 12, 1997, and on Sunday, July 13, 1997. On the afternoon of Sunday, July 13, the Chancellor Board approved an acquisition of the Company by Parents.

     On the evening of July 13, the Katz Board held another meeting to discuss the most recent developments with the Parents and the potential courses of action. The Katz Board further discussed the open issues. In addition, Credit Suisse First Boston made an oral presentation of their evaluation of the Company. In light of the open issues, the Katz Board agreed to reconvene the next morning.

     On the morning of Monday, July 14, 1997, the Evergreen Board met with their financial advisor and their legal advisors, and approved the acquisition of the Company. Further negotiations regarding the terms of such acquisition took place throughout the day on Monday, July 14.

     During the morning of July 14, the Katz Board also met and discussed the pending negotiations with the Parents and the outstanding issues. The Katz Board agreed to meet again as soon as developments warranted. Counsel to the Parents and the Company continued to negotiate various other issues concerning provisions of the Merger Agreement and Stockholder Agreements throughout the day. The Katz Board reconvened in the early afternoon to discuss the fully negotiated offer. Credit Suisse First Boston orally stated their views regarding the fairness of the consideration to be paid to the stockholders of the Company. The entire Katz Board and the directors of the Company who are neither employees of the Company nor employees of any affiliate of the Selling Stockholders then separately and unanimously approved the Offer, the Merger, the Merger Agreement, the Stockholder Tender Agreement and the Management Tender Agreement, determined that the Offer and the Merger are fair to and in the best interests of the Company's stockholders and recommended that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer.

     The final Merger Agreement was signed on the evening of Monday July 14, 1997. That same evening the Parents and the Company issued a joint press release regarding their agreement.

     In approving the Merger Agreement and the transactions contemplated thereby, and recommending that all stockholders tender their Shares pursuant to the Offer, the Board considered a number of factors, including:

          (i) the financial and other terms of the Offer, the Merger and the Merger Agreement;

          (ii) that the $11.00 per share tender offer price represents (A) a premium of 44.3% over the closing price of the Shares on the American Stock Exchange ("AMEX") on July 11, 1997, the last full trading day prior to the date of the execution of the Merger Agreement and (B) a premium of 95.6% over the closing price of the shares on the AMEX on June 13, 1997, thirty-one days prior to the public announcement of the execution of the Merger Agreement;

          (iii) recent trading prices on the AMEX of the Shares, including the fact that the Shares have not closed at or above the $11.00 tender offer price since January 2, 1997;

          (iv) the presentation by Credit Suisse First Boston at the July 14, 1997 Board meeting and the opinion of Credit Suisse First Boston to the effect that, as of the date of such opinion and based upon certain matters considered relevant by Credit Suisse First Boston, the consideration to be received by the stockholders of the Company in the Offer and Merger was fair to such stockholders from a financial point of view. The full text of such opinion, dated July 14, 1997, which sets forth the procedures followed, assumptions and qualifications made, matters considered and the limitation of the review undertaken by Credit Suisse First Boston in connection with the opinion, is included as Exhibit G hereto and stockholders are urged to read it in its entirety;

          (v) the fact that no other bidder submitted a proposal having terms more favorable than those proposed by Parents and Purchaser;

          (vi) advice to the Board from DLJ regarding the likelihood of a superior offer arising;

          (vii) the continuing consolidation in the broadcasting industry, resulting in increased frequency of the termination of representation contracts of the Company's clients, and a decrease in the number of television station clients represented by the Company;

          (viii) the Company's long-term and short-term capital needs;

          (ix) the provisions of the Merger Agreement, including the provision allowing the Company to respond to unsolicited inquiries concerning an acquisition of the Company, and the provisions which permit the Company to terminate the Merger Agreement in the event that the Board determines to accept a Superior Proposal upon payment to Purchaser of a break-up fee of $8 million, plus reimbursement of expenses not to exceed $2 million;

          (x) the fact that the Parents' and the Purchaser's obligations under the Offer were not subject to any financing condition;

          (xi) Parents' financial condition and ability to cause Purchaser to meet its obligations under the Merger Agreement;

          (xii) the limited number of conditions to Purchaser's requirement to consummate the Offer and Merger.

          (xiii) the familiarity of the Board with the business, results of operations, properties and financial condition of the Company and the nature of the industry in which it operations; and

          (xiv) the Board's belief that the transactions contemplated by the Merger Agreement would offer opportunities to the Company's employees.

     The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Merger Agreement and the Offer, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Board may have given different weights to different factors.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Pursuant to an engagement letter dated July 11, 1997 between the Company and Credit Suisse First Boston (the "Credit Suisse First Boston Engagement Letter"), a copy of which is attached hereto as Exhibit H and is incorporated herein by reference, the Company retained Credit Suisse First Boston solely to deliver an opinion, at the request of the Board, with respect to the fairness, from a financial point of view, of the consideration payable to the Company's stockholders pursuant to the Merger Agreement. Pursuant to the Credit Suisse First Boston Engagement Letter, the Company has agreed to pay Credit Suisse First Boston a fee of $500,000 payable upon execution of the Credit Suisse First Boston Engagement Letter, inclusive of out-of-pocket expenses. In addition, pursuant to the terms of the Credit Suisse First Boston Engagement Letter the Company has agreed (i) that should Credit Suisse First Boston require the use of outside counsel or any other advisor, the Company shall reimburse Credit Suisse First Boston for such third party expenses and (ii) to indemnify Credit Suisse First Boston and certain related persons against certain liabilities relating to, or arising out of, Credit Suisse First Boston's engagement under the Credit Suisse First Boston Engagement Letter.

     Pursuant to an engagement letter dated July 9, 1997, between the Company and DLJ (the "DLJ Engagement Letter"), a copy of which is attached hereto as
Exhibit I and is incorporated herein by reference, the Company retained DLJ to act as its exclusive financial advisor in connection with (i) the sale, merger, consolidation, or any other business combination, in one or a series of transactions, involving all or a substantial amount of the business, securities or assets of the Company (a "Transaction"), and (ii) a potential acquisition by the Company of a specified company ("Target"). Pursuant to the DLJ Engagement Letter, the Company has agreed to pay to DLJ (a) if a Transaction is consummated, a transaction fee of one percent of the total transaction value with respect to any Transaction excluding a transaction involving the Target and
(b) an advisory fee of $1,500,000 upon consummation of any transaction involving the Target. The transaction fee payable to DLJ pursuant to (a) above, assuming consummation of the Offer and the Merger on the terms described herein, is estimated to be approximately $3.7 million. In addition, the Company agreed (i) to reimburse DLJ for out-of-pocket expenses (including the reasonable fees and expenses of counsel) incurred in performing its services under the DLJ Engagement Letter and (ii) to indemnify DLJ and certain related persons against certain liabilities related to, or arising out of, DLJ's engagement under the DLJ Engagement Letter.

     Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer or the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) Share Transactions in Last 60 Days. Except for Shares purchased pursuant to the Katz Media Group, Inc. Company Stock Purchase Plan, during the past 60 days, no transactions in Shares have been effected by the Company or, to the Company's knowledge, by any of its executive officers, directors, affiliates or subsidiaries.

     (b) Intent to Tender. To the Company's knowledge, (i) all of the Company's executive officers and directors (except those individuals who would be subject to liability therefor pursuant to the short-swing profit recapture provisions of
Section 16(b) of the Exchange Act) presently intend to tender in the Offer all Shares that they now own and (ii) none of such persons presently intends to otherwise sell any Shares which are owned beneficially or held of record by such persons prior to the consummation of the Offer. The foregoing does not include any Shares over which, or with respect to which, any such person acts in a fiduciary or representative capacity or is subject to instructions from a third party, as to which Shares, to the Company's knowledge, no determination has been made. As described in Item 3(b)(2) above, the Selling Stockholders, owning in the aggregate approximately 51.6% of the outstanding Shares, have entered into agreements with Parents and Purchaser, pursuant to which such stockholders have agreed to tender and sell all of their Shares to purchaser pursuant to the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Certain Negotiations. Except as described in this Schedule 14D-9, including as set forth in the Offer to Purchase, to the knowledge of the Company, no negotiation is being undertaken or is under way by the Company in response to the Offer which relates to or would result in (i) any extraordinary transaction, such as a merger or reorganization, involving the Company or any affiliate or subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, (iii) a tender offer for or other acquisition of securities by or of the Company or
(iv) any material change in the present capitalization or dividend policy of the Company. Pursuant to the Merger Agreement, however, and as described under "Other Agreements of the Parents, Purchaser and the Company" in Item 3(b)(2) above, the Company may, subject to certain limitations, take certain actions in respect of proposed transactions necessary for the directors of the Company to discharge their fiduciary duties to stockholders under applicable law.

     (b) Certain Transactions. Except a described in this Schedule 14D-9, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in Item 7(a).

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     Parents and Purchaser have informed the Company that, except as set forth in this Item 8, the Parents and Purchaser are not aware of any approval or other action by any governmental or administrative agency which would be required for the acquisition or ownership of Shares by Purchaser as contemplated herein. Parents and Purchaser have informed the Company that, should any such approval or other action be required, it will be sought, but Purchaser has no current intention to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter, subject, however, to Purchaser's right to decline to purchase Shares if any of the conditions specified in Section 15 of the Offer to Purchase shall have occurred. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions, or that adverse consequences might not result to the Company's business or that certain parts of the Company's business might not have to be disposed of if any such approvals were not obtained or other action taken. If certain types of adverse action are taken with respect to the matters discussed below, Purchaser could decline to accept for payment or pay for any Shares tendered. See Section 15 of the Offer to Purchase for certain conditions of the Offer.

     State Takeover Laws. The Company is incorporated under the laws of the State of Delaware and operations are conducted through 65 sales offices throughout the United States. A number of states throughout the United States have enacted takeover statutes that purport, in varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated or have assets, stockholders, executive offices or principal places of business in such states. In Edgar v. MITE Corp., the Supreme Court of the United States held that the Illinois Business Takeover Act, which involved state securities laws that made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and therefore was unconstitutional. In CTS Corp.
v. Dynamics Corp. of America, however, the Supreme Court of the United States held that a state may, as a matter of corporate law and, in particular, those laws concerning corporate governance, constitutionally disqualify a potential acquirer from voting on the affairs of a target corporation without prior approval of the remaining stockholders, provided that such laws were applicable only under certain conditions. Subsequently, a number of Federal courts ruled that various state takeover statutes were unconstitutional insofar as they apply to corporations incorporated outside the state of enactment.

     The Company is subject to the provisions of Section 203 of the DGCL with respect to restrictions upon business combinations involving the Company and, therefore, is subject to such provisions. In general, Section 203 of the DGCL prevents an "interested stockholder" (e.g. a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (defined to include mergers and certain other transactions) with a Delaware corporation for a period of three years following the time such person became an interested stockholder unless, among other things, the corporation's board of directors approves such business combination or the transaction in which the interested stockholder becomes such prior to the time the interested stockholder becomes such. The Board has approved the Offer, the Merger, the Merger Agreement and the Stockholder Agreements for the purposes of Section 203 of the DGCL. Except as described above with respect to Section 203 of the DGCL, the Parents and Purchaser have informed the Company that they have not attempted to comply with any other state takeover laws in connection with the Offer and believe none of such laws to be applicable to the Offer. Should any person seek to apply any state takeover law, the Parents and Purchaser have informed the Company that they reserve the right to take such action as then appears desirable, which may include challenging the validity or applicability of any such statute allegedly applicable to the Offer in appropriate court proceedings. Nothing in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of that right. In the event it is asserted that one or more state takeover laws is applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, the Parents and Purchaser have informed the Company that they might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, Parent and Purchaser have informed the Company that Purchaser might be unable to accept for payment or pay for any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, Parent and Purchaser have informed the Company that Purchaser may not be obligated to accept for payment or pay for any Shares tendered. See Section 15 of this Offer to Purchase.

     Antitrust. Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") applicable to the Offer, the acquisition of Shares under the Offer may be consummated only following the expiration or early termination of the applicable waiting period under the HSR Act.

     Under the provisions of the HSR Act applicable to the purchase of Shares pursuant to the Offer, such purchase may not be made until the expiration of a 15-calendar day waiting period following the required filing of a Notification Report Form under the HSR Act by Evergreen, which Evergreen has informed the Company it expects to submit on July 18, 1997. Accordingly, if the Notification and Report Form is filed on July 18, 1997, the waiting period under the HSR Act would expire at 11:59 P.M., New York City time, on August 5, 1997, unless early termination of the waiting period is granted by the Federal Trade Commission ("FTC") and the Department of Justice, Antitrust Division (the "Antitrust Division") or the Parents receive a request for additional information or documentary material prior thereto. If either the FTC or the Antitrust Division issues a request for additional information or documentary material from Evergreen prior to the expiration of the 15-day waiting period, the waiting period will be extended and will expire at 11:59 P.M., New York City time, on the tenth calendar day after the date of substantial compliance by Evergreen with such request unless terminated earlier by the FTC and the Antitrust Division. If such a request is issued, the purchase of and payment for Shares pursuant to the Offer will be deferred until the additional waiting period expires or is terminated. Only one extension of such waiting period pursuant to a request for additional information or documentary material is authorized by the rules promulgated under the HSR Act. Thereafter, the waiting period can be extended only by court order or by consent of Evergreen. Although the Company is required to file certain information and documentary material with the Antitrust Division and the FTC in connection with the Offer, neither the Company's failure to make such filings nor a request to the Company from the Antitrust Division or the FTC for additional information or documentary material will extend the waiting period.

     The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of the Company pursuant to the Offer. At any time before or after the Purchaser's acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the consummation of the Merger or seeking the divestiture of Shares acquired by Purchaser or the divestiture of substantial assets of the Company or its subsidiaries or the Parents or their subsidiaries. Private parties and states Attorneys General may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or, if such a challenge is made, of the result thereof.

     If the Antitrust Division, the FTC, a state or a private party raises antitrust concerns in connection with a proposed transaction, the Parents and Purchaser may engage in negotiations with the relevant governmental agency or party concerning possible means of addressing these issues and may delay consummation of the Offer or the Merger while such discussions are ongoing. The Parents and the Company have agreed to use their respective best efforts to resolve any antitrust issues.

     Information Statement. The Information Statement attached as Schedule I hereto is being furnished in connection with the possible designation by the Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's stockholders.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

        EXHIBIT                                  DESCRIPTION
        -------                                  -----------
       Exhibit A         -- Offer to Purchase*
       Exhibit B         -- Letter of Transmittal*
       Exhibit C         -- Merger Agreement by and among the Parents, Purchaser and the Company, dated as of July 14, 1997
       Exhibit D         -- Press releases issued on July 14, 1996
       Exhibit E         -- Portions of the Company's Proxy Statement dated May 1,
                            1997, for the Company's 1997 Annual Meeting of
                            Stockholders
       Exhibit F         -- Letter to Stockholders, dated July 18, 1997*
       Exhibit G         -- Fairness opinion of Credit Suisse First Boston dated July
                            14, 1997*
       Exhibit H         -- Engagement Letter dated July 11, 1997 between Credit
                            Suisse First Boston and the Company
       Exhibit I         -- Engagement Letter dated July 9, 1997 between DLJ and the
                            Company
       Exhibit J         -- 1994 Stock Option Plan**
       Exhibit K         -- 1995 Employee Stock Option Plan**
       Exhibit L         -- Non-Employee Director Stock Option Plan**
       Exhibit M         -- Stockholder Tender Agreement by and among the Parents,
                            Purchaser and certain stockholders of the Company, dated
                            as of July 14, 1997
       Exhibit N         -- Management Tender Agreement by and among the Parents,
                            Purchaser and certain stockholders of the Company, dated
                            as of July 14, 1997

---------------

 * Included in the materials sent to stockholders of Company.

** Incorporated by reference to the Registration Statement on Form S-1
   (Registration No. 33-87406) of Katz Media Group, Inc.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 18, 1997                        KATZ MEDIA GROUP, INC.

                                            By:  /s/ RICHARD E. VENDIG
                                              ----------------------------------
                                              Name:  Richard E. Vendig
                                              Title: Senior Vice President,
                                                     Chief Financial and
                                                     Administrative Officer
                                                     and Treasurer

                                                                      SCHEDULE I

                             KATZ MEDIA GROUP, INC.
                              125 WEST 55TH STREET
                               NEW YORK, NY 10019

                       INFORMATION STATEMENT PURSUANT TO
           SECTION 14 (f) OF THE SECURITIES AND EXCHANGE ACT OF 1934,
                     AS AMENDED, AND RULE 14F-1 THEREUNDER

     This Information Statement is being mailed on or about July 18, 1997 as part of Katz Media Group, Inc.'s (the "Company") Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to the holders of record of shares of Common Stock, par value $.01 per share, of the Company (the "Shares") at the close of business on or about July 14, 1997. You are receiving this Information Statement in connection with the possible election of persons designated by Purchaser (as defined below) to a majority of the seats of the Board of the Company.

     On July 14, 1997, the Company, Morris Acquisition Corporation, a Delaware corporation ("Purchaser"), Chancellor Broadcasting Company, a Delaware corporation ("Chancellor"), and Evergreen Media Corporation, a Delaware corporation ("Evergreen") (each of Chancellor and Evergreen, a "Parent" and collectively "Parents"), entered into a Merger Agreement, dated as of July 14, 1997 (the "Merger Agreement"), in accordance with and subject to the conditions of which (i) Purchaser shall, and Parents will cause Purchaser to, commence a tender offer (the "Offer") for all issued and outstanding Shares at a price of $11.00 per Share in cash and (ii) Purchaser will be merged with and into the Company (the "Merger"). As a result of the Offer and the Merger, the Company will become a jointly owned subsidiary of each of the Parents.

     The Merger Agreement provides that promptly upon the acceptance for payment of, and payment by Purchaser, in accordance with the Offer, for, Shares pursuant to the Offer, and from time to time thereafter as Shares are acquired by Purchaser, Purchaser shall be entitled to designate, subject to compliance with
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder, such number of Directors, rounded up to the next whole number (the "Purchaser Designees"), but at no time prior to the effective time of the Merger (the "Effective Time") more than three fewer than the total number of directors, equal to the product of (x) the total number of directors on the Board of Directors of the Company (giving effect to the Purchaser Designees elected) multiplied by (y) the percentage that such number of Shares so accepted for payment and paid for or otherwise acquired or owned by Purchaser or Parents bears to the number of Shares outstanding (the "Board Percentage"). The Merger Agreement provides that the Company shall, at such time and subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, cause Purchaser Designees to be so elected.

     After the time that Purchaser Designees constitute at least a majority of the Board of Directors of the Company and until the Effective Time, any amendment or termination of the Merger Agreement, extension for the performance or waiver of the obligations or other acts of Parents or Purchaser or waiver of the Company's rights thereunder shall also require the approval of a majority (or such higher percentage as is required under the bylaws of the Company) of the then serving directors, if any, who are directors as of the date of the Merger Agreement (the "Continuing Directors"). If the number of Continuing Directors prior to the Effective Time is reduced below three for any reason, the remaining Continuing Directors or Director shall be entitled to designate persons to fill such vacancies who shall be deemed Continuing Directors for all purposes of the Merger Agreement.

     The Merger Agreement provides that the last three Continuing Directors to be removed from the Board of Directors of the Company shall be Messrs. Olds, Olson and Beloyianis. The Merger Agreement also provides that at the Effective Time, the Continuing Directors shall resign from the Board (unless requested not to do so in the case of Messrs. Olds, Olson and Beloyionis).

     This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO

TAKE ANY ACTION. Capitalized terms used herein and not otherwise defined shall have the meaning set forth in Schedule 14D-9.

     Pursuant to the Merger Agreement, Purchaser commenced the Offer on July 18, 1997. The Offer is scheduled to expire at 12:00 midnight, New York City time, on Thursday, August 14, 1997 unless the Offer is extended.

     The following information contained in this Information Statement concerning Parents, Purchaser and the Purchaser Designees has been furnished to the Company by either Parents or Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

            BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     The Board of Directors of the Company currently consists of nine directors and is divided into three classes of three directors each whose terms expire at the annual meeting of the Company's shareholders in 1998, 1999 and 2000.

     In connection with the August 1994 acquisition (the "Acquisition") of Katz Media Corporation ("KMC") and the capitalization of the Company, all of the initial shareholders of the Company at such time (the "Initial Shareholders") entered into a Shareholders Agreement (the "Shareholders Agreement") which provides that the Board shall consist of nine directors (or such smaller or larger number as may be agreed among DLJ Merchant Banking Partners, L.P. and related investors (collectively "DLJMB") and the Chief Executive Officer (the "CEO")), one of whom shall be the person occupying at the time the office of the CEO, two of whom shall be designated from time to time by the CEO, and the remaining number of whom shall be designated from time to time by certain of the DLJMB investors. The Shareholders Agreement shall be terminated by the parties thereto upon the acceptance for payment of, and payment by the Purchaser, in accordance with the Offer, for, Shares pursuant to the Offer.

     Messrs. Olson, Dean and Gilbert are the current Class III directors whose terms are scheduled to expire at the 1998 annual meeting. Messrs Olds, Barry and Wittels are the current Class I directors whose terms are scheduled to expire at the 1999 annual meeting. Messrs. Beloyianis, Connelly and Marbut are the current Class II directors whose terms are scheduled to expire at the 2000 annual meeting. Mr. Olson is the CEO. Messrs. Olds and Beloyianis were designated to serve as directors by the CEO. The remaining directors were designated by DLJMB.

                            THE PURCHASER DESIGNEES

     Pursuant to the Merger Agreement, promptly upon the acceptance for payment of, and payment by Purchaser, in accordance with the Offer, for, Shares pursuant to the Offer, and from time to time thereafter as Shares are acquired by Purchaser, Purchaser shall be entitled to designate, subject to compliance with
Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, such number of Purchaser Designees, but at no time prior to the Effective Time more than three fewer than the total number of directors, equal to the Board Percentage. The Merger Agreement provides that the Company shall, at such time and subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, cause Purchaser Designees to be so elected.

     Purchaser has informed the Company that it will choose the Purchaser Designees from the directors and executive officers listed in Annex I to Purchaser's Offer to Purchase (the "Offer to Purchase"), a copy of which is being mailed to the Company's stockholders together with this Information Statement. The information on Annex I to the Offer to Purchase is incorporated herein by reference.

     Purchaser has informed the Company that each of the directors and officers listed in Annex I to the Offer to Purchase has consented to act as a director of the Company, if so designated. None of the directors and officers listed in Annex I to the Offer to Purchase (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any of the directors or officers of the Company or (iii) to the knowledge of the Purchaser, beneficially owns any securities (or rights to acquire any securities) of the

Company, other than Steven Dinetz, President and Chief Executive Officer of Chancellor, who owns of record a total of 800 Shares. The Company has been advised by Purchaser that, to the Purchaser's knowledge, none of the directors and officers listed in Annex I to the Offer to Purchase has been involved in any transaction with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Commission, except as may be disclosed herein or in the
Schedule 14D-9.

     It is expected that the Purchaser Designees may assume office at any time following the purchase by the Purchaser of a majority of outstanding Shares, and that upon assuming office, the Purchaser Designees will thereafter constitute at least a majority of the Board of Directors.

                  THE CURRENT DIRECTORS AND EXECUTIVE OFFICERS

     Certain information concerning each of the Company's current directors and executive officers is set forth below:

     STUART O. OLDS -- Mr. Olds joined the Company in 1977 as a radio salesman in the firm's Chicago office. In 1981, Mr. Olds was promoted to Vice President of Katz Radio and in 1984 to Vice President of the Katz Radio Group Network. Mr. Olds was named President of Katz Radio in 1987 and was promoted to Executive Vice President - Radio in 1990 and Executive Vice President, General
Manager - Radio in 1992. Since August 1994, Mr. Olds has served as President of Radio and Vice President and director of the Company.

  AGE AT END  BECAME A    PRESENT
   OF 1996    DIRECTOR  TERM EXPIRES
  ----------  --------  ------------
      46        1994        1999

     THOMAS J. BARRY -- Mr. Barry has served as a director of the Company since August 1994. Mr. Barry has been a Senior Vice President of DLJ Merchant Banking, Inc. since 1992. From 1990 to 1992, Mr. Barry worked in a variety of positions at DLJ.

  AGE AT END  BECAME A    PRESENT
   OF 1996    DIRECTOR  TERM EXPIRES
  ----------  --------  ------------
      39        1994        1999

     DAVID M. WITTELS -- Mr. Wittels has been a director of the Company since August 1994. Mr. Wittels is a Senior Vice President of DLJ Merchant Banking, Inc. and was previously a Vice President of DLJMB since 1993. From 1989 to 1992, Mr. Wittels worked in a variety of positions at DLJ. He is also a director of McCulloch Corporation.

  AGE AT END  BECAME A    PRESENT
   OF 1996    DIRECTOR  TERM EXPIRES
  ----------  --------  ------------
      32        1994        1999

     THOMAS F. OLSON -- Mr. Olson joined the Company in 1975 as a television sales executive in the firm's Chicago office. From 1977 to 1984, he held various positions at Katz Continental Television and in 1984 was named President of Katz Continental Television. In 1990, he was named President of Katz Television and in April 1994 was promoted to the position of President of the Company. Mr. Olson has been President, Chief Executive Officer and director of the Company since August 1994. Mr. Olson is a past chairman of the Station Representatives Association.

  AGE AT END  BECAME A    PRESENT
   OF 1996    DIRECTOR  TERM EXPIRES
  ----------  --------  ------------
      48        1994        1998

     THOMPSON DEAN -- Mr. Dean has served as Chairman of the Board of the Company since August 1994. Since 1992, Mr. Dean has been a Managing Director of DLJ Merchant Banking, Inc., the general partner of DLJMB and an affiliate of DLJ. Mr. Dean was employed by DLJ in various capacities from

1989 until 1992. He is also a director of Fiberite Holding Inc., Manufacturers' Services Limited, Phase Metrics Inc. and CommVault Systems, Inc.

  AGE AT END  BECAME A    PRESENT
   OF 1996    DIRECTOR  TERM EXPIRES
  ----------  --------  ------------
      38        1994        1998

     STEVEN J. GILBERT -- Mr. Gilbert has served as a director of the Company since August 1994. Mr. Gilbert is Chairman of Gilbert Global Equity Partners, L.P. From 1992 to 1997, he was Managing General Partner of Soros Capital, L.P., the venture capital and leveraged transaction entity of Quantum Group of Funds. He is also the Managing Director of Commonwealth Capital Partners, L.P., a private equity investment fund, and was Managing General Partner until 1988 of Chemical Venture Partners, which he founded in 1984. He is also a director of Asian Infrastructure Fund, NFO Research, Inc., Peregrine Indonesia Fund Limited, Sydney Harbour Casino Holdings, Ltd, Terra Nova (Bermuda) Holdings Ltd., UroMed Corporation, Affinity Technology Group, Inc., Veritas-DGC, Inc. and GTS-Duratek, Inc., and is a member of the Advisory Committee of DLJMB.

  AGE AT END  BECAME A    PRESENT
   OF 1996    DIRECTOR  TERM EXPIRES
  ----------  --------  ------------
      49        1994        1998

     JAMES E. BELOYIANIS -- Mr. Beloyianis joined the Company in 1973 as a member of Katz Television. He was promoted in 1991 to Senior Vice President of Katz Television, a position he held until 1992, when he was promoted to Executive Vice President of Katz Television. In April 1994, Mr. Beloyianis was promoted to President of Katz Television. In August 1994, Mr. Beloyianis was appointed to the positions of Vice President, Secretary and director of the Company.

  AGE AT END  BECAME A    PRESENT
   OF 1996    DIRECTOR  TERM EXPIRES
  ----------  --------  ------------
      47        1994        2000

     MICHAEL J. CONNELLY -- Mr. Connelly has served as a director of the Company since August 1994. Mr. Connelly has been a Managing Director of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") since March 1992. From 1986 to 1992, Mr. Connelly was employed by The First Boston Corporation in the Media and Communications Group.

  AGE AT END  BECAME A    PRESENT
   OF 1996    DIRECTOR  TERM EXPIRES
  ----------  --------  ------------
      45        1994        2000

     BOB MARBUT -- Mr. Marbut has been a director of the Company since August 1994. Mr. Marbut has served as Chairman, Chief Executive Officer and director of Argyle Television, Inc. since its founding in August 1994. Previously, he was Chief Executive Officer and director of Argyle Television Holding, Inc. from March 1993 until its sale in April 1995. During this period, he also was Vice President and director of Argyle Television Operations, Inc., a wholly-owned subsidiary of Argyle Television Holding, Inc. Additionally, Mr. Marbut has been Chairman and Chief Executive Officer of and has been associated with Argyle Communications, Inc. and its predecessor since 1991. From 1970 until 1991, Mr. Marbut worked at Harte-Hanks Communications, Inc., where he served as President and Chief Executive Officer. During this period, Harte-Hanks was a diversified, nationwide media company which, among its activities, included the ownership of broadcasting and advertising businesses. Mr. Marbut is also a director of Tupperware Corporation, Diamond Shamrock, Inc. and Tracor, Inc.

  AGE AT END  BECAME A    PRESENT
   OF 1996    DIRECTOR  TERM EXPIRES
  ----------  --------  ------------
      61        1994        2000

     Certain information concerning executive officers of the Company who are not members of the Board of Directors of the Company is set forth below:

     RICHARD E. VENDIG -- Mr. Vendig joined the Company in December 1994 as Senior Vice President, Chief Financial and Administrative Officer, Treasurer. Immediately prior to joining the Company, Mr. Vendig was Senior Vice President Finance and Secretary of CBI Holding Company, a privately owned pharmaceutical distribution company. Prior thereto, Mr. Vendig served as a Director of International Finance at Grey Advertising Inc., and more recently was an independent consultant. Mr. Vendig previously was a partner of the accounting firm of Ernst & Young LLP. Mr. Vendig was 49 years old at the end of 1996.

     Each executive officer identified above will hold office until his successor is chosen and qualifies or until his earlier resignation or removal. Any officer may be removed at any time by the Board of Directors without prejudice to any contract rights that he may have.

                            COMMITTEES OF THE BOARD

     The Board has an Audit Committee and Compensation Committee. Mr. Gilbert is Chairman of the Audit Committee and Messrs. Barry and Wittels are members. Mr. Marbut is Chairman and Messrs. Dean and Connelly are members of the Compensation Committee. During 1996, the Audit Committee met two times and the Compensation Committee met four times.

     The Audit Committee recommends to the Board each year the appointment of independent auditors for the following year. The Audit Committee considers the independence of such auditors; reviews the fees for audit and nonaudit services; reviews the plan, scope and results of the independent audit; reviews the recommendations resulting from such audit and the responses of management to such recommendations; and reviews the accounting controls of the Company that the Audit Committee or the Board may deem necessary or desirable. The Audit Committee also reviews the annual financial statements issued by the Company to its security holders and makes recommendations as to accounting and auditing policies which, in its judgment, should receive the attention of the Board.

                                    MEETINGS

     During 1996, the Board met seven times. Each incumbent director of the Company, during his term as a director in 1996, attended at least 75% of the aggregate number of meetings of the Company's Board and Committees of which he was a member.

                    VOTING SECURITIES AND PRINCIPAL HOLDERS

                                    GENERAL

     The Shares are the only class of voting securities of the Company outstanding. Each Share entitles the holder to one vote. As of July 11, 1997, there were 13,682,079 Shares issued and outstanding.

                        SECURITY OWNERSHIP OF MANAGEMENT

     The following table shows the number of shares of Common Stock beneficially owned, as of July 11, 1997, by each continuing director, each nominee for director, and all directors and executive officers of the Company as a group as of July 11, 1997.

                                                                   AMOUNT AND NATURE OF
                                                                   BENEFICIAL OWNERSHIP
                                                                --------------------------
                                                                 NUMBER OF
                                                                   SHARES
                          NAME OF                               BENEFICIALLY    PERCENT OF
                      BENEFICIAL OWNER                            OWNED(1)        CLASS
                      ----------------                          ------------    ----------
Thomas F. Olson.............................................       242,126         1.6%
James E. Beloyianis.........................................       217,668         1.5%
Stuart O. Olds..............................................       219,668         1.5%
Richard E. Vendig...........................................        40,449            *
Thompson Dean(2)............................................            --            *
Thomas J. Barry(2)..........................................            --            *
Michael J. Connelly(2)......................................            --            *
Steven J. Gilbert...........................................            --            *
Bob Marbut(3)...............................................       225,001         1.5%
David M. Wittels(2).........................................            --            *
All directors and executive officers as a group, including
  the above-named (10 persons)(4)(5)........................     7,611,580        51.1%

---------------

 *  Less than one percent.

(1) Includes shares of Common Stock issuable upon exercise of options currently exercisable and that will become exercisable at the Effective Time of the Merger.

(2) Messrs. Dean, Barry and Wittels are officers of DLJ Merchant Banking, Inc. and Mr. Connelly is a Managing Director of DLJ. Share data shown for such individuals excludes shares shown below as held by DLJ Merchant Banking Partners, L.P. and related investors, as to which such individuals disclaim beneficial ownership.

(3) Includes 166,667 Shares held by KHC Investors, L.P. and 41,667 held by Bob Marbut directly. KHC Investors, L.P. is a limited partnership of which the general partner is Argyle Communications, Inc., a corporation controlled by Bob Marbut. Bob Marbut is also a limited partner of KHC Investors, L.P.

(4) Includes shares shown in the table below as beneficially owned by DLJMB.

(5) Does not include 800 Shares owned by Steven Dinetz, President and Chief Executive Officer of Chancellor. See "Board of Directors and Executive Officers of the Company -- The Purchaser Designees."

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     The following table sets forth information as to persons known to be the beneficial owner of more than 5% of the Company's outstanding Common Stock. The information is provided as of July 11, 1997, except as otherwise noted:

                                                      AMOUNT AND NATURE OF
       NAME AND ADDRESS OF BENEFICIAL OWNER           BENEFICIAL OWNERSHIP    PERCENT OF CLASS
       ------------------------------------           --------------------    ----------------
DLJ Merchant Banking Partners, L.P. and related
  investors (1)...................................          6,666,668               48.7%
  277 Park Avenue, New York, NY 10172
The Capital Group Companies, Inc.(2)..............          1,171,100                8.6%
  333 South Hope St., Los Angeles, CA 90071

---------------

(1) Consists of shares held by the following related investors: DLJ Merchant Banking Partners, L.P., 3,133,989 shares; DLJ International Partners, C.V. ("DLJIP"), 1,406,735 shares; DLJ Offshore

    Partners, C.V. ("DLJOP"), 81,562 shares; DLJ Merchant Banking Funding, Inc., 1,291,147 shares; and DLJ First ESC L.L.C. ("DLJ ESC"), 753,235 shares. See "Compensation Committee Interlocks and Insider Participation." The address of each of such persons except DLJIP and DLJOP is 277 Park Avenue, New York, New York 10172. The address of each of DLJIP and DLJOP is John B. Gorsiraweg 6, Willemstad, Curacao, Netherlands Antilles. DLJ Merchant Banking, Inc. may be deemed to beneficially own indirectly all of the shares held directly by DLJMBF, DLJIP and DLJOP; DLJ LBO Plans Management Corp. may be deemed to beneficially own indirectly all of the shares held directly by DLJ ESC; and Donaldson, Lufkin & Jenrette, Inc. ("DLJ Inc.") may be deemed to beneficially own indirectly all of the shares shown above as held by DLJ Merchant Banking Partners, L.P. and related investors. DLJ Inc. is an indirect subsidiary of The Equitable Companies Incorporated. AXA and related parties may be considered a parent company of The Equitable Companies Incorporated.

(2) Based on information as of December 31, 1996, Capital Guardian Trust Company and Capital Research and Management Company, operating subsidiaries of The Capital Group Companies, Inc., exercised investment discretion with respect to 689,500 and 482,300 shares, respectively, owned by various institutional investors.

          COMPENSATION COMMITTEE, INTERLOCKS AND INSIDER PARTICIPATION

     Pursuant to an engagement letter dated July 9, 1997, between the Company and DLJ (an affiliate of DLJMB) (the "DLJ Engagement Letter"), the Company retained DLJ to act as its exclusive financial advisor in connection with (i) the sale, merger, consolidation, or any other business combination, in one or a series of transactions, involving all or a substantial amount of the business, securities or assets of the Company (a "Transaction"), and (ii) a potential acquisition by the Company of a specified company ("Target"). Pursuant to the DLJ Engagement Letter, the Company has agreed to pay to DLJ (a) if a Transaction is consummated, (a) a transaction fee of one percent of the total transaction value with respect to any Transaction excluding a transaction involving the Target and (b) an advisory fee of $1,500,000 upon consummation of any transaction involving the Target. The transaction fee payable to DLJ pursuant to
(a) above, assuming consummation of the Offer and the Merger, is estimated to be approximately $3.7 million. In addition, the Company agreed (i) to reimburse DLJ for out-of-pocket expenses (including the reasonable fees and expenses of counsel) incurred in performing its services under the DLJ Engagement Letter and
(ii) to indemnify DLJ and certain related persons against certain liabilities related to, or arising out of, DLJ's engagement under the DLJ Engagement Letter.

     DLJ acted as arranger and an affiliate of DLJ acted as syndication agent and is a lender under the New Credit Agreement. DLJ also acted as dealer-manager in connection with KMC's tender offer for all of its $100.0 million original principal amount of 12 3/4% Senior Subordinated Notes due 2002, the initial purchaser in connection with the offering of KMC's 10 1/2% Series A Senior Subordinated Notes due 2007 and managing underwriter in connection with the Company's initial public offering and, from time to time, provides other investment banking services to the Company, for which it has received customary fees and expenses. The Company has retained DLJ as its exclusive investment banker for a period of five years from August 1994 for an annual fee of $200,000.

     In recognition of the efforts of certain individuals involved in the process leading to the Merger Agreement, the Compensation Committee of the Board of Directors of the Company approved the payment of special bonuses aggregating $500,000 to officers of the Company to be designated by the Chief Executive Officer to the Chairman of the Compensation Committee, such payments to be made immediately prior to the acceptance for payment of Shares by Purchaser in the Offer. Under the terms of the Merger Agreement, the consent of Parents is required for any such payments to be made.

     At the Effective Time, in accordance with the terms of the Company's 1994 Stock Option Plan, 1995 Employee Stock Option Plan and the Non-Employee Director Stock Option Plan (and pursuant to the resolution of the Board of Directors with respect to performance stock options granted under the 1994 Stock Option Plan) (each as described herein), (the "Stock Option Plans"), each outstanding option to purchase Shares granted under the Stock Option Plans will, immediately prior to the Effective Time, become exercisable regardless of the vesting schedule contained in any option agreement or in any of the Stock Option Plans and will be canceled at the Effective Time. Upon cancellation of all options by the Company, each holder of a canceled option will be entitled to receive, at the Effective Time or as soon as practicable thereafter, from the Company, in consideration for the cancellation of such option, an amount (subject to any applicable withholding tax) in cash equal to the product of (i) the number of Shares previously subject to such option and (ii) the excess, if any, of the Merger Consideration over the exercise price per Share previously subject to such option.

     Mr. Marbut, a director of the Company, is also a director of Argyle Television, Inc. and was a director of Argyle Television Operations, Inc. in 1996, clients of the Company. The Company generated approximately $1.4 million in revenues due to commissions on advertising sales made on behalf of these clients in 1996.

     The Compensation Committee is comprised of Messrs. Marbut (Chairman), Dean and Connelly.

                             SHAREHOLDERS AGREEMENT

     In connection with the Acquisition, the Initial Shareholders entered into the Shareholders Agreement which provides that the Board shall consist of nine directors (or such smaller or larger number as may be agreed among DLJMB and the CEO), one of whom shall be the person occupying at the time the office of the CEO, two of whom shall be designated from time to time by the CEO, and the remaining number of whom shall be designated from time to time by certain of the DLJMB investors. Each Initial Shareholder entitled to vote on the election of directors to the Board agreed to vote their respective shares to ensure the composition of the Board as set forth therein.

     The Shareholders Agreement imposes certain restrictions on the rights of any Initial Shareholder to sell or otherwise dispose of its shares of Common Stock initially acquired. Pursuant to the Shareholders Agreement, each Initial Shareholder has agreed that it will not, directly or indirectly, sell, assign, transfer, grant a participation in, pledge or otherwise dispose of ("transfer") any shares except in compliance with the Securities Act of 1933, as amended (the "Securities Act"), and the terms and conditions of the Shareholders Agreement. The Board has the absolute right in its discretion to refuse to permit or acknowledge any transfer (i) to any Adverse Person (as defined in the Shareholders Agreement) or (ii) if such transfer could have adverse consequences for the Company or its shareholders. Any Initial Shareholder may at any time transfer shares to any Permitted Transferee (as defined in the Shareholders Agreement). Any Initial Shareholder may transfer shares during the Initial Restriction Period (the period commencing on August 12, 1994 and ending on August 12, 1999) to any third party, provided that the transferee complies with the various restrictions described in the Shareholders Agreement. After the Initial Restriction Period, certain of such restrictions will lapse. In addition, Initial Shareholders other than DLJMB have tag-along rights to participate in sales by DLJMB to third parties in certain circumstances, and DLJMB has drag-along rights to require other Initial Shareholders to participate in such sales in certain circumstances. The Company has the right during the DLJ Ownership Period (as defined in the Shareholders Agreement) to repurchase all shares owned by any Management Shareholder and its Permitted Transferees upon the termination of such Management Shareholder's employment for Cause (as defined in the Shareholders Agreement).

     Upon the request of one or more DLJ Entities (as defined in the Shareholders Agreement) the Company shall effect the registration under the Securities Act of such entity's shares. The Company will give written notice of such request (a "Demand Registration") to all other Initial Shareholders, and thereupon use its best efforts to effect a registration under the Securities Act of (i) the shares that the Company has been requested to register by the DLJ Entities and (ii) all other shares that any other Initial Shareholder requests the Company to register; provided that the Company shall not be obligated to effect more than five Demand Registrations total or more than two Demand Registrations after the DLJ Entities cease to own, collectively, more than 20% of the initial ownership of the DLJ Entities; and provided, further, that the Company shall not be obligated to effect a Demand Registration unless the aggregate number of shares requested to be included in such Demand Registration by all DLJ Entities has, in the reasonable opinion of DLJMB exercised in good faith, a fair market value of at least $10,000,000. The Company will pay all Registration Expenses (as defined in the Shareholders Agreement) in connection with any Demand Registration.

     It is expected that the Shareholders Agreement will be terminated by the parties thereto upon the acceptance for payment of, and payment by the Purchaser, in accordance with the Offer, for, Shares pursuant to the Offer.

                           COMPENSATION OF DIRECTORS

     Directors who are not employees of the Company, DLJ or their respective subsidiaries (the "Non-Employee Directors," currently Messrs. Gilbert and Marbut) receive an annual retainer of $10,000 for serving on the Board of Directors, and are reimbursed for out-of-pocket expenses incurred in that capacity. Employees of the Company, DLJ or their respective subsidiaries who are directors do not receive compensation for Board or committee meetings attended. During 1996, no awards of options were made to any director.

     The Company maintains a Non-Employee Director Stock Option Plan (the "Director Plan"). The purpose of the Director Plan is to promote the interests of the Company and its shareholders by increasing the proprietary and vested interest of Non-Employee Directors in the growth and performance of the Company. Pursuant to the Director Plan, upon first election or appointment to the Board, each newly elected Eligible Director (as defined in the Director Plan) will be granted an option to purchase 10,000 shares of Common Stock.

     The maximum number of shares of Common Stock in respect of which options may be granted under the Director Plan is 50,000. The Director Plan provides for awards of nonqualified options to Non-Employee Directors of the Company who are not employees of the Company, DLJ or their respective subsidiaries and who have not, within one year immediately preceding the determination of such director's eligibility (excluding any time period during which the Company was not a public company), received any award under any other plan of the Company or its subsidiaries that entitles the participants therein to acquire stock, stock options or stock appreciation rights of the Company or its subsidiaries (other than any other plan under which participants' entitlements are governed by provisions meeting the requirements of Rule 16b-3(c)(2) (ii) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The options shall vest ratably over a three year period and, to the extent vested, shall be exercisable in whole or in part at all times during the period beginning on the date of grant until the earlier of (i) ten years from the date of grant and (ii) one year from the date on which an optionee ceases to be an Eligible Director. The exercise price per share of Common Stock shall be 100% of the fair market value per share on the date the option is granted.

                         COMPENSATION COMMITTEE REPORT
                           ON EXECUTIVE COMPENSATION

     The Compensation Committee is responsible for establishing and administering executive compensation programs which promote the Company's strategic objectives, thereby enhancing stockholder value. This report on executive compensation describes the compensation decisions made by the Compensation Committee during 1996 with respect to the executive officers of the Company. The Compensation Committee is comprised entirely of directors who are not employees of the Company.

                     COMPENSATION PHILOSOPHY OF THE COMPANY

     The key elements of the Company's total executive compensation program include base salary, annual bonus and long-term stock incentive plans. These plans have been developed to attract, reward and retain key personnel critical to the long-term success of the Company through incentive programs that are competitive within the national sales advertising representation industry. The Company's compensation programs are designed to provide executive officers total compensation levels above the average of the Company's competitive market with the opportunity to be within the top quartile of a select peer group of comparable companies, to the extent that Company and executive performance on an individual and collective basis so warrants. In establishing compensation levels for the Company's executives, the Company compares its compensation level to similarly situated companies which operate in the same or similar business. In 1996, Mr. Olson's total compensation was within the top quartile of this select peer group.

     In structuring the Company's compensation programs and in determining the appropriateness of awards, the Compensation Committee's primary consideration is the achievement of the Company's strategic business goals, taking into consideration competitive practice, market economics and other factors. To the extent fulfilling these goals is consistent with favorable tax treatment under section 162(m) of the Internal Revenue Code of 1986, as amended, the Compensation Committee is committed to making awards that qualify for the performance-based deduction. The Company maintains two stock option plans, the 1994 Stock Option Plan (the "1994 Plan") and 1995 Employee Stock Option Plan (the "1995 Plan"). These plans were designed to satisfy the requirements for exempting compensation attributable to certain awards made under the plans from the $1 million limit under section 162(m).

     The Performance Graph, contained in this information statement, compares the Company's stock price performance over its period against a published index for mid-cap broadcasting and communication companies. The published index provides a meaningful comparison of the Company's total stockholder return against a consistent representation of other companies with whom the Company competes for investment dollars.

        BASE SALARY, EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT

     The Company strives to be the best managed company within the national sales advertising industry, and structures its compensation programs to match pay with performance. In this context, Katz's base salaries are targeted to be above the industry average, taking into account the scope of responsibilities and internal relationships. Individual base salaries are determined by the Compensation Committee based on their subjective evaluation of the executive's performance and the length of time the executive has been in the position. Base compensation is reviewed annually by the Compensation Committee and adjusted accordingly to reflect each executive officer's contribution to the performance of the Company. In addition, the Compensation Committee monitors the aggregate number of executive officers in an effort to ensure that the organization continues to be managed on an efficient, cost-effective basis.

     Messrs. Olson, Beloyianis and Olds are employed as Chief Executive Officer and President, President of Katz Television and President-Radio, respectively, under individual employment agreements. Under such agreements, Messrs. Olson, Beloyianis and Olds received base salaries at annual rates of $489,250, $437,500 and $437,750 for 1996, and each is entitled to three percent annual increases. These agreements expire on August 12, 1999 but are automatically extended for additional one-year periods unless either party shall have given notice to the contrary. The employment agreements provide for continued payments of base salary through the balance of the employment term in the event of certain types of terminations of employment and, in the event of such terminations within the last six months of the employment term, severance compensation under the Company's severance policies for long-term key employees, and have non-competition covenants during the period of employment. Each employment agreement, however, would permit competition with the Company following termination of employment, in which event such officers would not be entitled to any severance or other compensation which would otherwise have been payable.

     Mr. Vendig is employed as Senior Vice President, Chief Financial & Administrative Officer, Treasurer of the Company under an individual employment agreement. Under such agreement, Mr. Vendig was entitled to a base annual salary of $275,000, plus a bonus for 1996. Mr. Vendig's employment agreement expires on December 1, 1998 but is automatically extended for additional one-year periods unless either party shall have given notice to the contrary. The Compensation Committee has approved the extension of the term of Mr. Vendig's employment agreement to August 12, 1999. Mr. Vendig's employment agreement provides for continued payments of base salary through the balance of the employment term in the event of certain types of terminations of employment or, under certain circumstances, 52-weeks' base salary plus enhanced severance pay. The agreement prohibits competition with the Company during the term of agreement and for a period of six months after termination.

     Annual salary recommendations are based on perceptions of industry norms, as well as performance criteria such as overall financial performance measured by revenues, divisional operating results, client contracts obtained or retained (and the terms of such contracts) and the realization of long-term corporate objectives, including leadership as displayed in the corporate and employee environment.

     Performance targets are set annually at the beginning of each fiscal year. For fiscal 1996, the Company established the following specific performance targets for executive officers: 2.5% of base salary for exceeding 1995 results; 5% of base salary for exceeding the operating results budgeted to such executive's division; 10% of base salary if the Company achieved its budget; 5% of base salary if the executive's operating unit exceeded budget; and up to 5% of base salary if the Company exceeds its earnings goal.

                             ANNUAL INCENTIVE BONUS

     For 1996, the performance goals established by the Compensation Committee included financial operational performance criteria. The financial criteria included targeted cash flow and EBITDA which was measured against internal objectives. Each performance goal, including the specific criteria for such goal, was assigned a weight by the Compensation Committee based upon its relative importance in increasing stockholder value.

                               STOCK OPTION PLANS

     The Company believes equity-based programs encourage long-term strategic management and enhancement of stockholder value. To align the interests of executive officers with those of stockholders, the Company may grant certain stock-based awards under the 1995 Plan.

     The Compensation Committee periodically reviews competitive market data to determine appropriate stock awards based on the executive's position and the market value of the stock. In addition, the Compensation Committee considers previous stock grants when determining grant size for executive officers. The 1995 Plan provides for various stock-based awards, however, the Compensation Committee continues to award stock options to ensure that the interests of executives and stockholders are aligned. Stock options only produce value for the executive if there is an increase in stock price which results in a corresponding increase in value to the stockholder. Stock options are granted on an annual basis at the fair market value of the Common Stock on the date of grant. Pursuant to the Company's stock option plans, vesting of the stock options may be accelerated upon certain types of termination of employment or a change in control of the Company. For 1996, the Compensation Committee granted Messrs. Olson, Beloyianis, Olds, Robinson and Vendig, 15,000, 10,000, 12,500, 5,000 and 12,500 stock option grants, respectively. The Company and the Committee have no set policy regarding the award of options to executive officers. In determining option awards to executive officers, the Company and the Committee considered the same criteria used to determine annual salary amounts discussed above. The Company and the Committee also considered the criteria used to measure individual and division performance, the size of the overall grant, the potential dilutive effect on existing stockholders and other related criteria.

                                    SUMMARY

     Katz's compensation strategy is to provide total compensation commensurate with the Company's achievement of specific objectives and the long-term appreciation of Katz's stock price. The Company believes a significant portion of executive compensation should be directly and materially linked to the creation of value for our stockholders. The Compensation Committee believes the design of the Company's total executive compensation program provides executives the incentive to maximize long-term operational performance consistent with sound financial controls and high standards of integrity. It is the Compensation Committee's belief that this focus will ultimately be reflected in Katz's stock price and stockholder return.

The Compensation Committee of the Board of Directors:

     Mr. Thompson Dean
     Mr. Michael Connelly
     Mr. Bob Marbut

                             EXECUTIVE COMPENSATION

     The following table sets forth information with respect to the Chief Executive Officer and the four most highly compensated executive officers of the Company as to whom the total annual salary and bonus for the fiscal year ended December 31, 1996, exceeded $100,000:

                           SUMMARY COMPENSATION TABLE

                                                                                                  LONG-TERM
                                                                                                 COMPENSATION
                                                                    ANNUAL COMPENSATION          ------------
                                                             ---------------------------------      AWARDS
                                                                                      OTHER      ------------
                                                                                      ANNUAL      SECURITIES
                                                                                    COMPENSA-     UNDERLYING        ALL OTHER
        NAME                PRINCIPAL POSITION        YEAR   SALARY($)   BONUS($)   TION($)(1)    OPTIONS(#)    COMPENSATION($)(2)
---------------------  ----------------------------   ----   ---------   --------   ----------   ------------   ------------------
Thomas F. Olson......  President and Chief            1996    489,250         --                    15,000         37,660(3)
                       Executive Officer
                                                      1995    475,000    100,000        --          91,667             4,198
                                                      1994    450,000    150,000
James E.               Vice President and Secretary   1996    437,500         --                    10,000         46,475(3)
  Beloyianis.........
                                                      1995    425,000         --        --          83,334             4,064
                                                      1994    385,417    130,000
Stuart Olds..........  Vice President                 1996    437,750     10,944                    12,500         36,635(3)
                                                      1995    400,000     50,000        --          83,334             3,598
                                                      1994    356,131    130,000
L. Donald Robinson...  Vice President                 1996    391,100         --                     5,000             5,296
                                                      1995    370,000     50,000        --          52,000             8,086
                                                      1994    344,167     70,000
Richard E. Vendig....  Senior Vice President, Chief   1996    275,000         --                    12,500         37,660(3)
                       Financial & Administrative     1996    275,000         --
                       Officer and Treasurer          1995    225,000     27,000        --          35,834             6,033

---------------

(1) No executive officer had perquisites in excess of $50,000 or 10% of salary plus bonus.

(2) Reflects amounts contributed in 1996 and 1995 by the Company pursuant to its respective 401(K) Plan and life insurance premiums, which included $2,400, $2,400, $1,375, $5,296 and $2,400 to Messrs. Olson, Beloyianis, Olds, Robinson and Vendig, respectively, and in 1995, pursuant to its Excess Medical Plan for Senior Executives. For 1996, the Excess Medical Plan is covered by insurance.

(3) Restricted Stock Grant Award to Messrs. Olson, Beloyianis, Olds and Vendig representing 2,000, 2,500, 2,000 and 2,000 shares, respectively.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                        INDIVIDUAL GRANTS
                             ---------------------------------------                 POTENTIAL REALIZABLE VALUE
                               NUMBER OF      % OF TOTAL                               AT ASSUMED ANNUAL RATES
                              SECURITIES       OPTIONS                               OF STOCK PRICE APPRECIATION
                              UNDERLYING      GRANTED TO    EXERCISE                     FOR OPTION TERM(3)
                                OPTIONS      EMPLOYEES IN   PRICE(2)   EXPIRATION   -----------------------------
           NAME              GRANTED(#)(1)   FISCAL YEAR     ($/SH)       DATE      0%($)     5%($)      10%($)
           ----              -------------   ------------   --------   ----------   ------   --------   ---------
Thomas F. Olson............     15,000          4.65%        $8.75       11/1/06      $0      $82,541    $209,178
James E. Beloyianis........     10,000          3.10%        $8.75       11/1/06      $0      $55,027    $139,452
Stuart O. Olds.............     12,500          3.87%        $8.75       11/1/06      $0      $68,784    $174,315
L. Donald Robinson.........      5,000          1.55%        $8.75       11/1/06      $0      $27,513    $ 69,726
Richard E. Vendig..........     12,500          3.87%        $8.75       11/1/06      $0      $68,784    $174,315

---------------

(1) Stock options granted on November 2, 1996 were granted under the Company's 1995 Plan and vest ratably over a three-year period. In the event of a "Change of Control" (as defined in the respective option agreement), the Plan provides for accelerated vesting in certain circumstances.

(2) The exercise price equals the fair market value of the Common stock on the date of grant.

(3) The dollar amounts under these columns are the results of calculation at 0% and at the 5% and 10% rates set by the Securities and Exchange Commission and are not intended to forecast possible future appreciation, if any, of the Company's stock price. The Company did not use an alternative formula for a grant date valuation, as the Company is not aware of any formula which will determine with reasonable accuracy a present value based on future unknown or volatile factors.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                             NUMBER OF
                                                       SECURITIES UNDERLYING               VALUE OF
                                                      UNEXERCISED OPTIONS AT              UNEXERCISED
                               SHARES                         FISCAL                 IN-THE-MONEY OPTIONS
                              ACQUIRED                       YEAR-END                 AT FISCAL YEAR-END
                                 ON       VALUE                  #                            ($)
                              EXERCISE   REALIZED          EXERCISABLE/                  EXERCISABLE/
            NAME                (#)        ($)             UNEXERCISABLE                 UNEXERCISABLE
            ----              --------   --------   ---------------------------   ---------------------------
                                                    EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                                                    -----------   -------------   -----------   -------------
Thomas F. Olson.............       --         --      18,333         82,223          96,247        390,420
James E. Beloyianis.........       --         --      22,222         71,112         116,665        345,837
Stuart O. Olds..............       --         --      22,222         73,612         116,665        352,087
L. Donald Robinson..........       --         --      13,999         43,001          69,997        205,001
Richard E. Vendig...........       --         --      10,555         37,779          29,163        111,464

---------------

* Computed based upon the difference between aggregate fair market value on December 31, 1996 and aggregate exercise price.

                               PERFORMANCE GRAPH

     The graph below compares the cumulative stockholder return on the Company's Common Stock from April 11, 1995, the date of the Company's initial public offering, through December 31, 1996, the Company's fiscal year end, to the total cumulative return on the S & P 500 Index and the S & P 400 Midcap Broadcast Media Index over the same period, assuming a $100 investment in Common Stock and each such index on April 11, 1995, the date of the Company's initial public offering. The total stockholder return includes reinvestment of all dividends (if any).

                          TOTAL RETURN TO STOCKHOLDERS
                      (ASSUMES $100 INVESTMENT ON 4/11/95)

        MEASUREMENT PERIOD          KATZ MEDIA GROUP,   S&P MID BRDCST
      (FISCAL YEAR COVERED)               INC.               MEDIA             S&P 500
4/11/95                                        100.00             100.00             100.00
6/30/95                                         93.40             101.80             108.40
12/29/95                                       103.70             117.40             124.00
6/28/96                                         84.60             125.15             136.40
12/31/96                                        66.37             121.63             152.52

Source: Carl Thompson Associates www.ctaonline.com (303) 494-5472. Data from
        Bloomberg Financial Markets.

               COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

     Based solely upon a review of Forms 3 and 4 furnished to the Company during its most recent fiscal year and Forms 5 furnished to the Company with respect to its most recent fiscal year, the Company believes that all transactions by reporting persons were reported on a timely basis.

                                 EXHIBIT INDEX

        EXHIBIT                                  DESCRIPTION
        -------                                  -----------
       Exhibit A         -- Offer to Purchase*
       Exhibit B         -- Letter of Transmittal*
       Exhibit C         -- Merger Agreement by and among the Parents, Purchaser and the Company, dated as of July 14, 1997
       Exhibit D         -- Press releases issued on July 14, 1996
       Exhibit E         -- Portions of the Company's Proxy Statement dated May 1,
                            1997, for the Company's 1997 Annual Meeting of
                            Stockholders
       Exhibit F         -- Letter to Stockholders, dated July 18, 1997*
       Exhibit G         -- Fairness opinion of Credit Suisse First Boston dated July
                            14, 1997*
       Exhibit H         -- Engagement Letter dated July 11, 1997 between Credit
                            Suisse First Boston and the Company
       Exhibit I         -- Engagement Letter dated July 9, 1997 between DLJ and the
                            Company
       Exhibit J         -- 1994 Stock Option Plan**
       Exhibit K         -- 1995 Employee Stock Option Plan**
       Exhibit L         -- Non-Employee Director Stock Option Plan**
       Exhibit M         -- Stockholders Tender Agreement by and among the Parents,
                            Purchasers and certain stockholders of the Company, dated
                            as of July 14, 1997
       Exhibit N         -- Management Tender Agreement by and among the Parents,
                            Purchasers and certain stockholders of the Company, dated
                            as of July 14, 1997

---------------

 * Included in the materials sent to stockholders of Company.

** Incorporated by reference to the Registration Statement on Form S-1
   (Registration No. 33-87406) of Katz Media Group, Inc.